OMB APPROVAL
OMB Number: 3235-0288
Expires: September 30, 2008
Estimated average burden hours per response...2611.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2008; or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    ; or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                     to                     .
Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive offices)
Betty Lam, Chief Financial Officer, telephone: 853-28-322096, fax: 853-28-323265
17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, no par value
Securities registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
As of March 31, 2008, there were 15,790,810 common shares of the registrant outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:	☐ Item 17	☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).
☐ Yes ☑ No

INTRODUCTION
     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled Risk Factors under Item 3. – Key Information.
     Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.
     Except where the context otherwise requires and for purposes of this Annual Report only:
•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	all references to “renminbi,” “RMB” or yuan are to the legal currency of China, of which yuan is the base unit;

•	all references to “HK dollars” or “HK$” are to the legal currency of Hong Kong; and

•	all references to “U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States.
FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Report of Independent Registered Public Accounting Firm” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the U.S. dollar, and the functional currency of the Company’s subsidiaries are Hong Kong dollar and Chinese RMB.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2008, and the balance sheet data as of March 31, 2007 and 2008 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2004 and 2005, and the balance sheet data as of March 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which are not included in this Report.

Selected Financial Data (1)

	(in thousands except per share data)
	Year ended March 31,
	2004	2005	2006	2007	2008
Income Statement Data:
Net sales	$97,195	$125,590	$115,276	$136,779	$143,806
Cost of sales	66,105	92,072	89,850	105,506	117,373

Gross profit	31,090	33,518	25,426	31,273	26,433
Selling, general and administrative expenses	14,718	15,759	15,052	18,957	19,601
Other income (expenses), net	90	(106)	(823)	1,376	1,838

Operating income (4)	16,462	17,653	9,551	13,692	8,670
Interest expense	(16)	(12)	(6)	—	—
Non-operating income (expenses), net	820	448	447	547	521

Income before income taxes	17,266	18,089	9,992	14,239	9,191
Income taxes	589	576	(27)	1,239	104

Income before minority interests	16,677	17,513	10,019	13,000	9,087
Minority interests	1,957	2,330	1,240	833	228

Net income	$14,720	$15,183	$8,779	$12,167	$8,859
Basic earnings per share (2)(3)	$1.08	$1.04	$0.59	$0.81	$0.57
Average number of shares outstanding—basic (2)(3)	13,664	14,656	14,908	14,956	15,517
Diluted earnings per share (3)	$1.04	$1.02	$0.59	$0.81	$0.57
Average number of shares outstanding—diluted (2)(3)	14,160	14,933	14,936	15,048	15,556

Statistical Data:
Gross margin	32.0%	26.7%	22.1%	22.9%	18.4%
Operating margin (4)	16.9%	14.1%	8.3%	10.0%	6.0%
Dividends per share (3)	$0.63	$0.65	$0.63	$0.65	$0.61

	At March 31,
	2004	2005	2006	2007	2008
Balance Sheet Data:
Working capital	$52,876	$57,576	$55,114	$58,672	$54,751
Total assets	113,534	136,976	130,670	141,210	140,407
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	—	—
Shareholders’ equity	89,730	104,767	106,768	111,655	121,257

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in March 2005 (see Note 12 of Notes to Consolidated Financial Statements).

(4)	Other operating income (expenses) were reclassified in the consolidated statement of income for the year ended March 31, 2007 for a comparable presentation. Comparative figures for the years ended March 31, 2004 to 2006 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income the years ended March 31, 2004 to 2006.

Risk Factors
     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this “safe harbor”, we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the following cautionary statements:
We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us.
     Historically, a substantial percentage of our sales have been to a small number of customers. Our four largest customers during the year ended March 31, 2008 were Digidesign Inc., Line 6 Manufacturing, Inter-Tel Integrated Systems and N&J Co. Ltd. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2008. Customers that individually accounted for ten percent or more of our net sales during the years ended March 31, 2006, 2007 and 2008, accounted for total of 48.3%, 51.5% and 53.3%, respectively, of our total net sales during those years. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.
We have no written agreements with suppliers to obtain components and our profit margins and net income could suffer from an increase in component prices.
     We have no written agreements with our component suppliers and for certain customers, we are responsible for purchasing components used in manufacturing their products. This could result in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins. Accordingly, our financial performance could be materially or adversely affected by any increase in component prices.
Our gross margins fluctuate from year to year and may be adversely affected by a number of factors.
     The following table sets forth, for the years indicated, our gross margins from our two principal operating segments and for our company as a whole:

	Year ended March 31,
	2006	2007	2008
Plastic product	11.6%	13.9%	10.5%
Electronic and metallic product	10.5	9.0	7.9

Total	22.1%	22.9%	18.4%

     Fluctuations in our margins have been affected, often adversely, and may continue to be affected, by numerous factors, including:
•	increasing competition in our market segments, which has forced us to maintain or reduce unit prices or attempt to pass on our costs of materials and components on to customers;

•	costs of labor, particularly in recent years, which such costs have increased substantially as consequence of increasing governmental regulation directed at labor practices and policies;

•	continuing appreciation of the renminbi, in which we pay our labor and manufacturing costs, against the U.S. dollar, in which we present our financial statements;

•	our cost of raw materials, especially our cost of plastic resins;

•	changes in the prices or the availability of components needed to manufacture our electronic products;

•	changes in our customer mix or the mix of higher and lower margin products, or a combination of both in any year;

•	increases in value-added taxes as result of changes in the value-added tax policy of the Chinese government for various categories of export products; and

•	increased costs of conforming our products to consumer and product safety laws and regulations of the various countries in which our products are sold.
     We expect gross margins generally and for specific products to continue to fluctuate from year to year. As a result of the above-factors, the confluence of which caused our gross margins to decline substantially in the year ended March 31, 2008 from levels during fiscal 2007, our gross margins may continue to decline. If we cannot stem the decline in our gross margins, our operating results would suffer, dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.
We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.
     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2006, 2007 and 2008:

	Year ended March 31, 2008
	2006	2007	2008
Average cost of ABS as a percentage of the total cost of:
Plastic products sold	53%	52%	46%
Goods sold	21%	20%	17%
     We have no long-term contracts with our resin suppliers. Accordingly, our financial performance is dependent to a significant extent on resin markets and the ability to pass through price increases to our customers. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations, including those arising from supply shortages. Consequently, resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. We have found that increases in resin prices are difficult to pass on to our customers. In the past increases in resin prices have increased our costs of goods sold and adversely affected our profit margins. A significant increase in resin prices in the future could likewise adversely affect our profit margins and results of operations.
The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.
     Our manufacturing facilities are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in that country.
There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.
     We do not own the land on which our factories in China are located. We occupy our manufacturing facilities under land use agreements or under tenancy agreements with the local Chinese government. These agreements may be difficult to enforce in China, which could force us to accept terms that may not be as favorable as those provided in our agreements. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.
If our business licenses in China were not renewed, we would be required to move our operations out of China, which would impair our profitability, competitiveness and market position and jeopardize our ability to continue operations.
     Our activities in China require business licenses. This requires a review and approval of our activities by various national and local agencies of Chinese government. The Chinese government may not continue to approve our activities or grant or renew our licenses. Our inability to obtain needed approvals or licenses could prevent us from continuing to conduct operations in China. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we may not be able to continue operations.
Our insurance coverage may not be adequate to cover loss related to major accidents or acts of God.
     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2008, we maintained fire, casualty and theft insurance aggregating approximately $126,846,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, act of God in the future, such as the recent earthquake that has devastated areas in Sichuan province in China, the epicenter of which is about 800 to 900 miles from Dongguan, China, or other cause. We do not maintain any business interruption insurance.
We may be faced with product liability claims.
     Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. At March 31, 2008, we maintained product liability insurance aggregating approximately $4,500,000. Although we believe such coverage is adequate based on the historical rate and nature of customer product quality claims or complaints, we cannot assure investors that this insurance would adequately cover our costs arising from any significant defects in our products.
Possible changes and uncertainties in economic policies in the Special Economic Zones of China in which we operate could harm our operations by eliminating benefits we currently enjoy.
     As part of its economic reform, China has designated certain areas, including Shenzhen where we have certain manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could eliminate these benefits. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.
Changes to PRC tax laws and heightened efforts by the China’s tax authorities to increase revenues are expected to subject us to greater taxes.
     Under prior PRC law, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. . However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Prior to this new income tax law, as a foreign invested enterprise located in Dongguan, PRC, our PRC subsidiaries have enjoyed preferential tax as high tech enterprise or export-oriented enterprise at the range of 10% to 15% and 3% local income tax. Under the new income tax law most domestic enterprises and foreign invested enterprises, like Deswell, would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years. For information on the new enterprise income tax, (“EIT”) rates as announced by the PRC’s State Council, please see the table in Item 5. Operating and Financial Review and Prospects. The preferential tax treatment to our subsidiaries in the PRC of qualifying for tax refunds as a result of reinvesting their profits earned in previous years in the PRC also expired on

January 1, 2008. Therefore, the impact of this increase on our overall tax rate will depend on, among other things, our income from our PRC subsidiaries, the actual implementation of the terms of transition under the EIT by the PRC government and our ability to qualify our existing operations as high-tech enterprises under the new law.
Payment of dividends by our subsidiaries in the PRC to us is subject to restrictions under PRC law. The new PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate them or we may decide not pay dividends in the future.
     Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP”) less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China’s tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions. PRC law requires companies, including our PRC subsidiaries, to reserve about 11% of their profits for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes to them could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends.
     Prior to the new EIT law, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC, such as was the case when our PRC subsidiaries distributed portions of their earnings to our offshore subsidiaries. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC will be subject to income tax at the rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries which have a tax treaty agreement with PRC and rate agreed by both parties will be applied. As a result of this new PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises will be reduced. Since we derive most of our profits from our subsidiaries in PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.
We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky.
     Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. For example, in the six months ended September 30, 2005, we recorded a provision of approximately $1 million for doubtful sales transactions, consisting of orders primarily from three customers for products of the metallic parts division of our electronic & metallic parts business segment that had been shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment. Documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company’s metallic parts division who, with the assistance of a Production and Materials Control Supervisor in that division (who since left Deswell), had previously concealed such documentation. We could suffer additional losses from similar or other fraudulent practices if we are not successful in implementing and maintaining preventative measures.
Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.
     While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for increasing amounts of our global sales, culminating with our year ended March 31, 2007, when, for the first time, the United States became the largest geographic market for our products.
Changes in currency rates involving the Hong Kong dollar could increase our expenses or cause economic or political problems affecting our business. Changes in currency rates involving the RMB implemented in July 2005 have increased our expenses since they were implemented.
     Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately the range of 7.78 to 7.80 to each United States dollar and has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollars to the U.S. dollars. For approximately three years prior to July 2005, the exchange rate between the Chinese currency, the renminbi, and the U.S. dollars varied by less than one-tenth of one percent. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of U.S. dollars to RMB from 1:8.27 to 1:8.11, resulting in an approximately 2.4% appreciation in the value of the RMB against the U.S. dollar. As a result, and in addition to increases in our plastic resin and labor costs, our operating costs increased from levels in 2006 and 2007. Since we were not able to pass most of these cost increases on to our customers by increasing sales prices of our products, our gross margins, operating income and net income were adversely affected in each of the last three fiscal years. If the Chinese government allows a further and significant RMB appreciation, and there are indications that the Chinese government has accelerated the RMB’s appreciation to the dollar with it reaching 1:6.823 on July 25, 2008, our operating costs could further increase and could further adversely affect our financial results.
Any future outbreak of severe acute respiratory syndrome or other diseases may have a negative impact on our business and operating results.
     In the first calendar quarter of 2003, several economies in Asia, including Hong Kong, where our logistic support office and some of our customers are located, and southern China, where our factories are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closure to our office in Hong Kong or factories in China if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our customers and suppliers based in Hong Kong or China and our business and operating results.
     In addition, there has recently been an outbreak of avian influenza in humans in Asian countries, including Vietnam, South Korea and Japan, which has proven fatal in some instances. Many are concerned that the virus will mutate and trigger a human pandemic. Additionally, there have been recent reports of a virus called enterovirus-71 that has broken out in China (including the Southern Region of Guangdong province, where our factories are located), Hong Kong, Taiwan, Singapore and Vietnam, which in China has killed several children and sickened more than 4,000. If an outbreak of avian influenza were to spread to southern China or if enterovirus-71 or mutations were to spread and begin infecting adults, our business and operating results could be adversely affected.
Political and economic instability of Hong Kong and Macao could harm our operations.
     Our administration and accounting office are located in Macao, formerly a Portuguese Colony and some of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Macao and Hong Kong was transferred to China effective on December 20, 1999 and July 1, 1997, respectively. Since their transfers, Macao and Hong Kong have become Special Administrative Regions of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Macao or Hong Kong. Under the principle of “one country, two systems,” Macao and Hong Kong maintain legal systems that are different from that of China. Macao’s legal system is based on the Basic Law of the Macao Special Administrative Region and, similarly, Hong Kong’s legal system is based on the Basic Law of the Hong Kong Special Administrative Region. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s accession to the World Trade Organization (introducing market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Macao and Hong Kong remain uncertain, and any instability could have an adverse impact on our business.

Labor shortages in Southern China have adversely affected our gross margins and will likely continue to do so in the future.
     We conduct all of our manufacturing operations in Southern China, specifically in Guangdong province, where we were able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. Historically, there has been an abundance of labor in Southern China, but since 2002, intensifying in 2004 and continuing to worsen since then, factories in Southern China have been facing a labor shortages as migrant workers engaged in production (typically young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions), technical workers and middle level management seek better wages and working conditions in other provinces of China. A recent survey conducted by Guangdong labor authorities predicts that the labor shortage in Guangdong will worsen in 2008 as demand for technically skilled workers rises by 20% and the number of ordinary workers needed rises by 10%. Past efforts by Guangdong authorities seeking to arrest the labor shortages by removing the ban on hiring new migrant laborers in the month after the Lunar New Year holiday and raising the minimum wage do not appear to have been successful at luring workers back to Southern China and such changes to the minimum wage have adversely impacted our gross margins. This trend of labor shortages is expected to continue, fueled by the effects of the one-child policy imposed by the Chinese government over the past three decades and will likely result in increasing wages as companies seek to keep their existing work forces. Continuing labor shortages can be expected to adversely impact our future operating results by, for example, preventing us from manufacturing at peak capacity and forcing us to increase wages and benefits to attract the diminishing pool of available workers. This would result in lower revenues and increased manufacturing costs, which would adversely affect gross margins.
Recent changes in the PRC’s labor law restrict our ability to reduce its workforce in the event of an economic downturn.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, Deswell determined to downsize its workforce in the event of an economic downturn. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law and thus, Deswell’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if Deswell faces future periods of decline in business activity generally or adverse economic periods specific to Deswell’s business, this new law can be expected to exacerbate the adverse effect of the economic environment on Deswell’s results of operations and financial condition.
Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.
     Generally, we sell our products F.O.B. Hong Kong or F.O.B. China and our customers are responsible for the transportation of products from Hong Kong or China to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.
Protecting, seeking licenses for or asserting claims over, intellectual property could be costly.
     We usually rely on trade secrets, industry expertise and the sharing with us by our customers of their intellectual property. However, there can be no assurance that intellectual property that we use in our business does not violate rights in such property belonging to others. We may be notified that we are infringing patents, copyright or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing alternatives or in obtaining licenses on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and could adversely affect our business and operating results.
     Our strategy has been to evaluate trade names and trademarks, and to consider seeking patents, where we believe that such trade names, trademarks or patents would be available and adequate to protect our rights to products or processes that we consider material to our business. To the extent we do seek to obtain trade names, trademarks or patents, we may be required to institute litigation in order to enforce them or other intellectual property rights to protect our business interests. Such litigation could result in substantial costs and could adversely affect sales, profitability and growth.
Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.
     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2008, approximately 73% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in the United States, China, United Kingdom, Hong Kong, Europe and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:
•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations, and

•	limitations on the repatriation of funds because of foreign exchange controls.
     The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and decrease the profitability of our operations in that region.
Our loss of certain members of our senior management could cause disruptions in our business and harm our customer relationships thereby adversely affecting sales.
     We depend to a large extent on the abilities and continued participation of
•	Richard Lau, our former Chief Executive Officer, who retired from this post in January 2007, and remains Chairman of our Board of Directors;

•	Franki S.F. Tse, our Chief Executive Officer, who in February 2007 succeeded Richard Lau;

•	C. P. Li, our Executive Director of Manufacturing and Administration for plastic products;

•	C. W. Leung, Executive Director of Engineering for Plastic Operations;

•	S. K. Lee, our Director of Administration and Marketing for Electronic Operations; and

•	M. C. Tam, our Director of Engineering and Manufacturing for Electronic Operations.
     Mr. Richard Lau, who retired as our Chief Executive Officer in February 2007, and Messrs. Li and Leung founded our company and have each played integral roles in the management, growth and development of our company in general and our plastic injection molding business in particular. They have developed and maintain relationships with several of our key customers in our plastic injection molding business. Mr. S. K. Lee and Mr. M. C. Tam founded our electronic products manufacturing business and have developed and continue to manage it since we acquired control of the business from them. We have no employment contracts with Messrs. Li, Leung, Lee and Tam and their loss would require us to find executives suitable to replace them, which could be difficult and disruptive to our business. Customers with whom they have relationships may cease to deal with us or choose to use a competitor for a greater portion of their business, resulting in our loss of sales.
Compliance with current and future environmental regulations may be costly which could impact our future earnings. Our results could be adversely affected if we have to comply with new environmental regulations.
     Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although it has not been alleged that we have violated any current environmental regulations by China government officials, the Chinese government could amend its current environmental protection laws and regulations. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.
     In addition, we could face significant costs and liabilities in connection with product take-back legislation, which enables customers to return a product at the end of its useful life and charge us with financial and other responsibility for environmentally safe collection, recycling, treatment and disposal. We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our electronic products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive (RoHS). The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU countries have required their suppliers to be compliant with the new directive. Many of these customers in our electronic division have adopted this approach and have required our full compliance. Though we have devoted a significant amount of resources and effort planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such event, we could experience the loss of revenue, damaged reputation, diversion of resources, monetary penalties, and legal action. Other environmental regulations may require us to reengineer our products to utilize components that are more environmentally compatible. Such reengineering and component substitution may result in additional costs to us. Although we currently do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us. Power shortages in China could affect our business.
     We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China, including areas where our manufacturing facilities are located, have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice of it. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.
The concentration of share ownership in our Chairman of the Board and members of senior management may allow them to control, and influence substantially, the outcome of matters requiring shareholder approval if such individuals acted together.
     Our Chairman of the Board, Richard Lau, and members of our senior management consisting of C. P. Li and C. W. Leung, each of whom are also members of our board of directors, beneficially own an aggregate of approximately 28% of our shares at June 30, 2008. As a result, acting together, they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

In the course of preparing our consolidated financial statements for the fiscal year ended March 31, 2008, a material weakness in our internal controls over financial reporting was identified. If we fail to implement, achieve and maintain an effective system of internal controls, and as a result of this material weakness or others that may be identified, we may be unable to accurately report our financial results, and investor confidence and the market price of our shares may be adversely impacted.
     We became subject to Section 404 of the Sarbanes-Oxley Act of 2002 in the fiscal year ended March 31, 2007, which required us to include a management report containing an assessment of our internal controls over financial reporting in our Annual Report. Beginning with the fiscal year ended March 31, 2008, we are also required to include an attestation and report on the effectiveness of our internal controls over financial reporting of our independent registered public accounting firm. In preparing our consolidated financial statements for our fiscal year ended March 31, 2008, a material weakness in our internal control over financial reporting was identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. A material weakness is defined as a significant deficiency or combination of significant deficiencies that result or results in more than a remote likelihood that a material misstatement of a company’s financial statements will not be prevented or detected. The material weakness identified related to the process we used to determine the valuation of work in progress and finished goods inventories in our plastic manufacturing operations.
     Because of the material weakness, management has concluded that, as of March 31, 2008, our internal controls over financial reporting were not effective. This failure and any failure in the future to achieve and maintain effective internal controls over financial reporting and otherwise comply with the requirements of Section 404 could have a material adverse effect on our business. Such noncompliance could result in perceptions of our business among customers, suppliers, lenders, investors, securities analysts and others being adversely affected. Our remediation plan, consisting of the redesign of the process we are using may not adequately address the identified material weakness in our internal controls over financial reporting and we may not be able to attract additional qualified financial, auditing and compliance personnel to assist us in implementing the remediation plan effectively and maintaining compliance programs. If our remediation plan is inadequate to remediate the identified material weakness in our internal controls over financial reporting, our future financial statements could contain errors that may be undetected. For additional information, please see Item 15. “Controls and Procedures” in this Report.
Potential new accounting pronouncements are likely to impact our future financial position and results of operations and in the case of FASB’s pronouncement regarding the expensing of stock options have adversely impacted, and will in the future, adversely impact our financial results.
     Deswell prepares its financial statements in conformity with the generally accepted accounting principles of the United States of America “US GAAP”. A change in these accounting principles and policies, especially as interpreted by the Securities and Exchange Commission and Nasdaq Stock Market, may have an impact on our future financial position and results of operations. These regulatory changes and other legislative initiatives have increased general and administrative costs. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock options require us to record charges to earnings for stock option grants to employees and directors have adversely affected our financial results. As required, we implemented the new pronouncement effective on April 1, 2006 and the impact of that implementation has been reflected in our financial results beginning with for the first quarter of 2007, i.e., the quarter ended June 30, 2006
Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.
     As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation’s charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock or to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). Our board’s ability to amend our charter documents without shareholder approval, including its ability to create and issue preference shares, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.
     We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a foreign private issuer, we are exempt or excluded from certain provisions applicable to United States public companies including:
•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

•	Regulation FD, the SEC’s rules regulating disclosure of information by publicly traded companies and other issuers and requiring that when an issuer discloses material nonpublic information to certain individuals or entities such as stock analysts, or holders of the issuer’s securities who may trade on the basis of the information, the issuer must make public disclosure of that information.
     In addition, because we are a foreign private issuer, certain of the corporate governance standards of The Nasdaq Stock Market that are applied to domestic companies having securities included on The Nasdaq Stock Market are not applicable to us. For example, as a foreign private issuer organized under the law of the British Virgin Islands, we may follow our home company practice in lieu of some of the provisions of NASDAQ’s Marketplace Rule 4350. Accordingly, as the law of the British Virgin Islands does not prohibit us from doing so and since our practices are in compliance with our Memorandum and Articles of Association, we follow our home company practices with respect to the following Nasdaq Market Place rules:
•	Rule 4350(c)(1): A majority of our Board of Directors are not “independent” directors within the definition of “independent director” in Nasdaq Marketplace Rule 4200(a)(15);

•	Rule 4350(c)(2): Our independent directors do not meet in executive session;

•	Rule 4350(c)(3): Our board does not have a compensation committee;

•	Rule 4350(c)(4): Nominees for appointment as our directors are not selected or recommended by (i) a majority of our independent directors, or a nominating committee composed solely of independent directors.
     Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States or with securities included on The NASDAQ Stock Market.

ITEM 4. INFORMATION ON THE COMPANY
History and Development of Deswell
Corporate Information
     Deswell Industries Inc., was founded in 1987 in Hong Kong and moved its manufacturing operations to China in 1990 to take advantage of lower overhead cost, competitive labor rate and tax concessions available in Shenzhen, China as compared with Hong Kong. We were reincorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s registered agent in the British Virgin Islands is HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 28322096 and its facsimile number is (853) 28323265. Our principal manufacturing facilities and operations are currently based in Dongguan, Guangdong, China.
Important Events in Deswell’s Development that Have Occurred since April 1, 2007
     In August 2007, Deswell acquired the remaining 24% minority interest of Integrated International Limited (“Integrated”), the holding company for Deswell’s electronics and metallic subsidiaries. The aggregate purchase price for the 24% interest was $6,734,378, consisting of (a) 632,080 common shares of Deswell (based on the closing price per share of Deswell’s shares on August 17, 2008) and (b) a cash payment of HK$3,234,180 (approximately US$413,578), which Deswell paid to Messrs. S. K. Lee and M. C. Tam, the minority shareholders of Integrated and Deswell’s Director of Administration and Marketing for Electronic Operations,, our Director of Engineering and Manufacturing for Electronic Operations, respectively, and executive officers of Deswell. Messrs. Lee and Tam agreed with respect to the shares issued to them by Deswell that for a period of 15 months from the closing of this transaction not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any of the Deswell shares they acquired for their Integrated interest or grant any options or warrants to purchase any of those shares or any securities convertible into or exchangeable for those shares otherwise than as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by the lockup restriction, or (ii) with the prior written consent of Deswell. The lockup period expires in November 2008.
     In April 2008, we received formal notice from the Companies Commission of Malaysia that, in accordance with the application we had filed in June 2006, our subsidiary Jetcrown Industrial Sdn. Bhd., a limited liability Malaysian Company we established in June 2000, had been stricken off from the Malaysian Companies Registry and thereby dissolved.

Organizational Structure
     The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2008.

Capital Expenditures
     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2008 include the following:

	Year ended March 31,
	2006	2007	2008
Purchase of property, plant and equipment	$6,940,000	$7,812,000	$7,288,000
Proceeds from the sale of property, plant and equipment	50,000	3,232,000	333,000
Acquisition of minority interest in a subsidiary	—	—	414,000
     Principal capital expenditures made and currently in progress relate to improvements we are constructing and have constructed on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories is planned to occur in three to four phases. The pace of construction depends on our financial situation and future operating results.
     Through March 31, 2007, Deswell spent an aggregate of approximately $8.0 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 466,000 square feet of factory space, an approximately 91,000 square foot amenity center and approximately 116,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003 with the interior build-out finished in June 2003. After installation of machinery and final touch up, Phase I of the new factory became operational at the end of November 2003. During the same period, approximately $19.9 million were used to expand the Company’s injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and $7.4 million were used to acquire and install furniture and fixtures for operations.
     Following completion of space built through Phase I, we spent an aggregate of approximately $7.3 million for the second phase of construction, which comprises two additional factory building units covering approximately 227,000 square feet and three additional dormitory units of approximately 216,000 square feet. During the same period, we spent approximately $4.7 million to expand our injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and spent approximately $2.1 million to acquire and install furniture and fixtures for operations.
     Phase III of construction, with a planned investment of $10 million, of which we spent an aggregate of $6.9 million through March 31, 2008, will consist of an estimated 133,000 square foot office building, an estimated 377,000 square feet of additional factory space and one additional dormitory unit of approximately 120,000 square feet. During the same period, we spent approximately $1.6 million to acquire and install furniture and fixtures for operation.
     Phase IV of construction, to consist of planned additional two dormitory units and two other buildings, is planned for the long-term and will be commenced as further capacity is needed.
     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phases of construction of our facilities.
Business Overview
     We are an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs” and contract manufacturers. We conduct all of our manufacturing activities at separate plastics, electronics and metallic operation factories located in the People’s Republic of China. Beginning in January 2005, we also began to engage in the business of distributing audio equipment in China.
     We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:
•	cases and key tops for personal organizers and remote controls;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	grips and rods for fishing tackle;

•	toner cartridges and cases for photocopy and printer machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	double injection caps and baby products;

•	laser key caps; and

•	automobile components.
     Electronic products manufactured by the Company include
•	complex printed circuit board assemblies using surface mount (“SMT”), ball grip assembly (“BGA”) and pin-through-hole (“PTH”) interconnection technologies and

•	finished products which include business communication products such as digital phone systems, or digital keysets and voice over IP, or VoIP, phones, and

•	sophisticated professional audio equipment including digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers, etc.
     Metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, vending machines, etc.
     As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, this advantage has been difficult to maintain as a result of increased competition and increased production overheads during the years ended March 31, 2006, 2007 and 2008.
Industry Overview
     Management believes that the injection molding and metal molds and parts manufacturing industries have each benefited in recent years from a trend among major users of injection molded and metal products to outsource an increasing portion of the parts requirements and to select a small number of suppliers or a sole supplier to provide those products. The Company is not aware of any empirical data defining the manufacturing industry in China, however, management believes that injection molding and metal manufacturing firms which are much smaller than the Company make up the largest segment of the industry in China. The Company’s experience indicates that such smaller firms are often unable to react quickly and responsively to the diverse demands of many customers and are not capable of furnishing the level of quality that high-end plastic and metal products require. Management believes that this inability on the part of these smaller manufacturers has created opportunities for the Company to increase sales by catering to the outsourcing requirements of OEMs and contract manufacturers that manufacture such high-end products.
     Similarly, as a result of the recognition by OEMs in the electronics industry of the rising costs of operating a manufacturing site and the need to add more sophisticated and expensive manufacturing processes and equipment, OEMs have turned increasingly to outside contract manufacturers. By doing so, OEMs are able to focus on research, product conception, design and development, marketing and distribution, and to rely on the production expertise of contract manufacturers. Other benefits to OEMs of using contract manufacturing include: access to manufacturers in regions with low labor and overhead costs, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. In addition, the use of contract manufacturers has helped OEMs manage production in view of increasingly shorter product life cycles.
Operations
Plastic Injection Molding
     Plastic injection molding manufacturing accounted for 41.9%, 43.5% and 40.9% of the Company’s total sales during the years ended March 31, 2006, 2007 and 2008, respectively. At March 31, 2008, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China. The factory space of approximately 113,000 square feet located in Shekou, Shenzhen, China, which Deswell formerly used for contract manufacturing, was being used for clerical and offices operations at March 31, 2008 and Deswell currently intends to sell its land lease on this property.
     The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.
Mold design and production.
     The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints.The mold-making process ranges from 30 to 90 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2008, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process. Deswell is continually adding equipment to expand its mold making and injection molding capabilities.
     During the year ended March 31, 2006, the Company acquired machines and equipment costing approximately $1.9 million, including three sets of EDMs, three sets of CNC milling machines and 29 sets of injection machines with clamping forces of 86 tons to 160 tons; replacing one set of CNC milling machines and 19 sets of old injection machines.
     During the year ended March 31, 2007, the Company acquired machines and equipment costing approximately $2.2 million, including 83 sets of injection molding machines with clamping force of 86 tons to 1,300 tons; replacing 69 sets of old injection machines, two sets of old EDMs and three sets of old NC milling machines.
     During the year ended March 31, 2008, the Company acquired machines and equipment costing approximately $1.6 million, including 22 sets of injection molding machines with clamping force of 86 tons to 250 tons; replacing 20 sets of old injection machines.
     Molds produced by the Company generally weigh from 110 to 17,600 pounds and generally cost between $2,000 and $200,000.
     The customer generally bears the cost of producing the molds and, as is customary in the industry, the customer owns them. However, the Company maintains and stores the molds at its factory for use in production and it is Deswell’s policy generally not to make molds for customers unless the customer undertakes to store its molds at the Company’s factory and uses Deswell to manufacture the related parts. In that way, the Company seeks to use its mold-making expertise to create dependence on it for the customer’s parts requirements. Beginning in 2005, however, through its then newly created Export Tooling Department, Deswell’s began producing molds for export to customers and thus does not use those molds to manufacture related parts.
     During the year ended March 31, 2008, the Company made on average about 50 to 100 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection.
     During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers, below.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2008, the Company had approximately 400 injection molding machines, ranging from 22 to 1,600 tons of clamping force, with most machines in the range of from 88 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.
     Using separate shifts, injection molding is generally conducted 24 hours a day, five to seven days per week, other than normal down time for maintenance and changing of product molds. Molding of products requiring extra concerns for appearance, such as cases for calculators, personal organizers and telephones are conducted in an isolated and dust free section of the factory. In a continuous effort to assure quality, the Company’s quality control personnel inspect the products produced from each machine generally at hourly intervals during production. When defects are discovered, the Company’s maintenance personnel inspect the mold and the machine to determine which is responsible. If the mold is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by one of a team of technicians employed to maintain molds. The mold will then be remounted on the machine and production will continue. If the machine is the source of the defect, the Company’s technicians and engineers service the machine immediately. Through this continuous vigilance to molds and machines, the Company has experienced what it believes to be a relatively low scrap rate and has been able to maintain a high level of productivity of its injection molding machines.
Finishing
     After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.
Electronic Products and Assemblies
     In an aggregate of approximately 223,000, square feet of factory space at March 31, 2008 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2006, 2007 and 2008, manufacturing of electronic products accounted for approximately 54.5%, 53.4 and 56.7%, respectively, of the Company’s total sales.
     In assembling printed circuit boards the Company purchases printed circuit boards, surface mounted components and chips and uses PTH, BGA and SMT interconnection technologies to assemble various components onto the PCBs. Before delivery, completed PCBs are checked by in-circuit-testers and outgoing quality assurance inspections are performed.
     PTH is a method of assembling printed circuit boards in which component leads are inserted and soldered into plated holes in the board. While this technology is several decades old and is labor intensive, it still has a significant market, particularly for consumer product applications.
     BGA is a method of mounting an integrated circuit or other component to a PCB. Rather than using pins that consume a large area of the PCB, the component is attached to the circuit board with small balls of solder at each contact. This method allows for greater component density and is used in more complex PCBs.
     SMT is the automatic process of printed circuit board assembly in which components are mounted directly to the surface of the board, rather than being inserted into holes. With this process, solder is accurately stenciled in paste form on pads located on the printed circuit board and the components are then placed onto the solder paste and fused to the melting point of the paste to establish a strong solder joint between components and the printed circuit board. The SMT process allows miniaturization of PCBs, cost savings and shorten lead paths between components

(which results in faster signal speed and improved reliability). Additionally, it allows components to be placed on both sides of the printed circuit board, a major factor for the purpose of miniaturization.
     Manufacturing operations include PCB assembly, wiring and testing. The process is completed by assembling the PCBs into a plastic or metal housing that comprises the finished product. Quality assurance is then conducted in accordance with the customers’ requirements before the shipment.
Metal Parts Manufacturing
     In an aggregate of approximately 111,000 square feet of factory space at March 31, 2008 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 2.1%, 1.9% and 2.4% of Deswell’s total sales during the years ended March 31, 2006, 2007 and 2008, respectively.
Quality Control
     The Company maintains strict quality control procedures for its products. At hourly intervals, the Company’s quality control personnel monitor machines and molds to assure that plastic parts are free from defects.
     For electronic operations, the Company’s quality control personnel check all incoming components. Moreover, during the production stage, the Company’s quality control personnel check all work in process at several points in the production process. Finally, after the final assembly and before shipment, the Company conducts quality assurance inspections in accordance with the customers’ Acceptable Quality Level, or AQL, requirements.
     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2006, 2007 and 2008.
     In 1995, the Company earned ISO 9001 certifications for both its plastic and electronic products manufacturing operations. In April 2000, the Company also received ISO 9002 for its metal manufacturing operation. The “ISO” or International Organization for Standardization is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which is the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor and to make improvements where needed. ISO 9001 is the ISO level appropriate for manufacturers like the Company. The Company’s receipt of ISO 9001 certification demonstrates that the Company’s manufacturing operations meet the established world standards.
     In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. ISO 14000 is a series of international standards on environmental management, ISO 14001 is the most well known of these standards and is often seen as the corner stone standard of the ISO 14000 series. In January 2006, the Company’s electronic and metallic manufacturing plant also obtained ISO 14001 certification.
     The Company was working toward having its plastic injection manufacturing plant to obtain QS 9000 Certification but before completing that process elected to seek ISO/TS 16949 Certification. ISO/TS 16949 is an ISO Technical Specification. This specification aligns existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2000, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications. Deswell obtained ISO/TS 16949 Certification in July 2006.

Raw Materials, Component Parts and Suppliers
Plastic Resins.
     The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene). The following table shows Deswell’s average cost of ABS as a percentage of the total cost of plastic products sold and as a percentage of total cost of goods sold during its last three fiscal years.

	Year ended March 31, 2008
Average cost of ABS as a percentage of the total cost of:	2006	2007	2008
Plastic products sold	53%	52%	46%
Goods sold	21%	20%	17%
     Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.
     The Company used in excess of 17,333,000 pounds of plastic resins during the year ended March 31, 2008. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.
     The primary plastic resins used by the Company are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantially cyclical price fluctuations as well as other market disturbances including shortages of supply and crises in the oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced.
     Although the plastics industry has from time to time experienced shortages of plastic resins, the Company has not experienced to date any such shortages. Management believes that there are adequate sources available to meet the Company’s raw material needs.
Component Parts and Supplies
     The Company purchases over 400 different component parts from more than 1,000 suppliers and is not dependent upon any single supplier for any essential component. The Company purchases from suppliers in China, Hong Kong, the United States and elsewhere. At various times there have been shortages of parts in the electronics industry, and certain components, including PCBs and semiconductors, have been subject to limited allocations. Although shortages of parts and allocations have not had a material adverse effect on the Company’s results of operations, there can be no assurance that any future shortages or allocations would not have such an effect.
Raw Metal
     The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2006, 2007 and 2008. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.
Transportation
     Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Generally, the Company sells its products F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems and has found that the transition of Hong Kong to Chinese control in July 1997 has not had an adverse impact on the Company’s ability to transport goods to and from Hong Kong and China.

Customers and Marketing
     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in the United States, Asia (Hong Kong, Japan and China) and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 17 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2006, 2007 and 2008. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2006, 2007 and 2008:

	Year ended March 31,
Geographic Areas	2006	2007	2008
United States	49.0%	42.4%	46.8
China	37.5	39.2	37.0
Europe	7.0	11.2	10.7
Hong Kong	3.0	3.4	1.7
Others	3.5	3.8	3.8

Total	100.0%	100.0%	100.0

     The Company markets its products and services to existing customers through direct contact with the Company’s management and direct sales personnel. The Company’s sales personnel attend trade shows and the Company advertises in trade publications such as Modern Plastics International and Injection Molding. Collecting information from trade-show, as well as websites, Deswell’s marketing staffs contacts existing and potential customers directly by telephone, mail, fax, e-mail via the Internet and in person, stressing Deswell’s capability as a complete solution provider for plastic injection mold design, tooling and molding as well as an electronics manufacturing services, or EMS, provider of advanced technology manufacturing processes and flexible logistic services.
Major Customers
     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2008, the category of products purchased and the percentage of total Deswell net sales from such customers during the years ended March 31, 2006, 2007 and 2008.

			Year ended March 31,
Customer	Product	Business segment	2006	2007	2008
Digidesign, Inc.	Professional audio equipment	EPA and MPM(1)	17.4%	13.3%	17.0%
Line 6 Manufacturing	Professional audio equipment	EPA and MPM(1)	14.5	15.1	14.3
N&J company Limited	Plastic Component	PIM(2)	N/A	*	11.8
Inter-Tel Incorporated	Professional audio equipment	EPA and MPM(1)	*	*	10.2

*	Less than 10%.

N/A	Not a customer during the year.

(1)	Electronic products assembling and metallic parts manufacturing segment.

(2)	Plastic injection molding segment
     The Company’s success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which may be new. Many of the industry segments served by the Company’s customers are subject to technological change, which can result in short product life cycles. The Company could be materially adversely affected if advances in technology or other factors reduce the marketability of essential products of its customers or if new products being developed by its customers do not attain desired levels of acceptance. If the Company was to lose any customers who account for a material portion of total net sales, or if any of these customers were to decrease substantially their purchases from the Company, the Company’s revenues, earnings and financial position would be materially and adversely affected. The Company’s dependence on these customers is expected to continue in the foreseeable future.
     The Company’s sales transactions with all of its customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the Company has no written agreements with its customers. Sales of plastic parts, electronic products and metallic products are primarily made on credit terms, with payment in United States dollars or Hong Kong dollars expected within 30 to 90 days of shipment. In certain cases, primarily new customers of electronic products, sales are supported by letters of credit and are payable in United States dollars. To date, the Company has not experienced any significant difficulty in collecting accounts receivable on credit sales. Management communicates regularly with credit sale customers and closely monitors the status of payment and in this way believes it has kept the default rate low. Additionally, plastic parts deliveries are made in several installments over a lengthy period of time, which permits the Company to withhold delivery in the event of any delinquency in payment for past shipments. While the Company has not experienced any difficulty in being paid by its major customers, there can be no assurance that the Company’s favorable collection experience will continue in every case or at all. The Company could be adversely affected if a major customer were unable to pay for the Company’s products or services.
Competition
     Management believes that the plastic injection molding, contract electronic manufacturing and metal molds and accessories industries are each highly fragmented, although it is not aware of any empirical data defining the business segments in China. Plastic injection molding and metal molds and accessories manufacturing are characterized by a large number of relatively small operators and divisions of larger companies and contract electronic manufacturing by numerous independent manufacturers whose capabilities are evaluated by customers against each other and against the merits of in-house production. Competition in each industry is intense and many competitors in each industry are larger and have greater financial and other resources than the Company.
     The Company believes that competition for plastic injection molding, contract electronic manufacturing and metal molds and parts manufacturing businesses are based on price, quality, service and the ability to deliver products in a timely and reliable basis. The Company believes that it competes favorably in each of these areas in each business segment.
Patents, Licenses and Trademarks
     The Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business.
Seasonality
     For information concerning the seasonality of the Company’s business, see “Seasonality” included under Item 5 “Operating and Financial Review and Prospects.”
Property, Plants and Equipment
Macao
     The Company leases Units 17B and 17E, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party, each being for a term of two years to July 2009. The premises are used as trading, administrative and accounting office for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $2,185.
Hong Kong
     The Company sold its previously owned property of Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong to an unaffiliated party for proceeds of $1,350,000 in March 2007.
Southern China
     In October 2000, the Company acquired under sale and purchase agreement with third party an aggregate of approximately 112,900 square feet of manufacturing space at Block G, Wing Village Industrial Estate, Shekou, Shenzhen, China which was previously leased by the Company for the use of its plastic injection molding operations.

Deswell paid approximately $1,461,000 to acquire this property. At March 31, 2008 the Company had closed this manufacturing facility and now holds it for sale.
     In January 2000, the Company acquired under sale and purchase agreement with the local government party an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. As at March 31, 2008, there were built and operational 1,070,000 square feet of factory space, 91,000 square feet of amenity space, 133,000 square feet of office building and 470,000 square feet of dormitory space. Deswell now uses this facility for its plastic manufacturing operations.
     The Company leases space at various locations near its plastics manufacturing factories in Dongguan that it uses as dormitories for factory staff. Management estimates that the space leased for dormitories approximated 3,800 square feet at March 31, 2008 in Dongguan. The facilities are leased for periods of one year, with expiration dates ranging from February 2009 to June 2009. The aggregate monthly rental is approximately $1,200. During the period from July 2006 to March 2007, Deswell sold its previously owned dormitory apartments to unaffiliated parties for aggregate proceeds of $795,000.
     In July 2003, the Company completed the acquisition with a third party an aggregate of approximately 244,000 square feet of land and approximately 420,000 square feet of buildings, including six blocks of dormitory buildings, a canteen, a factory building, a car park and a guard room, at Cheung On, Dongguan, China, which was previously named Kwan Hong Building. The land use period is for 50 years from February 1, 2003 to January 31, 2053. The Company paid approximately $4,186,000 to acquire this property and uses the facilities for its electronic products manufacturing operations.
     At March 31, 2008, the Company leased approximately 69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China for its contract metal manufacturing operations. These premises are leased from third party expire in May 2010. The aggregate monthly rental is approximately $8,600.
     In addition, the Company leases approximately 19,000 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from October 2008 to January 2009. The aggregate monthly rental is approximately $4,700.
     Management believes that Deswell will be able to renew each of the leases described above as it expires for periods comparable to the current term or find alternative space as needed.
     The Company believes that its existing offices and manufacturing space, and manufacturing space in close proximity to its existing facilities, which management believes will be available as needed for limited expansion, will be adequate for the operation of its business for at least the next two years.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     We do not have any unresolved comments from the staff of the Securities and Exchange Commission regarding our periodic reports under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including “expect”, “anticipate”, “believe” “seek”, “estimate”. Forward looking statements are not guarantees of Deswell’s future performance or results and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information – “Risk Factors”. This section should be read in conjunction with the Company’s Consolidated Financial Statements included under Item 18 of this Report.
Operating Results
     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included later in this Report. The Company prepares its financial statements in accordance with U.S. GAAP.
General
     The Company’s revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. JIMCO and Jetcrown Dongguan (wholly owned subsidiaries) carry on the plastics operations whereas Integrated carries out the electronics and metallic operations. The Company acquired a controlling interest in Integrated’s predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Through December 2002, the Company owned a 51% interest in Integrated. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from its minority shareholders in exchange for the issuance to them of an aggregate of 251,880 common shares. In April 2005, the Company increased its interest in Integrated to 76% by purchasing an additional 5% from a minority shareholder in exchange for the issuance to it of 120,000 common shares. In August 2007, the Company further increased its interest in Integrated to 100% by purchasing the remaining 24% from the minority shareholder in exchange for the issuance to them of 632,080 common shares and a cash payment of $414,000.
     The Company’s plastics operations are the mainstay of its business and have historically accounted for the majority of its sales. The Company carries out all of its manufacturing operations in Southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to manage easily its manufacturing operations from Hong Kong, facilitates transportation of its products through Hong Kong and provides the Company’s plastic manufacturing operations with access to electricity from Hong Kong and to nearby water, both of which resources are needed in abundance to manufacture plastic parts and are often inadequate elsewhere in China.
     Under PRC tax law in effect before January 1, 2008, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. We have enjoyed preferential tax concessions in the PRC as a high-tech enterprise and have benefited from favorable overall effective income tax rates of 0.27%, 8.70 % and 1.13% for the years ended March 31, 2006, 2007 and 2008, respectively. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Under the new income tax law most domestic enterprises and foreign invested enterprises, like Deswell, would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years. Following the implementation of the Enterprise Income Tax Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the new enterprise income tax rates are:

	Rate under EIT for enterprises previously subject to tax rate of
Tax Year	15 percent	24 percent
2008	18%	25%
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%

     Accordingly, with the enactment of new PRC Enterprise Tax effective January 1, 2008, the Company expects the benefits it previously enjoyed, such as receiving tax refunds as a result of its reinvestment of profits in certain of its subsidiaries in China and favorable concession rates, will no longer be available.
     Deswell’s material operations are generally organized in two segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic and metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2008.

	Year ended March 31, 2006			Year ended March 31, 2007			Year ended March 31, 2008
	Plastic			Plastic			Plastic
	Injection	Electronic &		Injection	Electronic &		Injection	Electronic &
	Molding	Metallic		Molding	Metallic		Molding	Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	72.5	81.9	77.9	68.1	84.1	77.1	74.4	86.6	81.6

Gross profit	27.5	18.1	22.1	31.9	15.9	22.9	25.6	13.4	18.4
Selling, general and administrative expenses	17.7	9.7	13.1	17.4	11.2	13.9	18.4	10.3	13.6
Other income, net	(1.4)	(0.3)	(0.7)	2.5	(0.1)	1.0	4.0	(0.6)	1.3

Operating income	8.5	8.1	8.3	17.0	4.6	10.0	11.2	2.5	6.1
Interest expense	—	—	—	—	—	—	—	—	—
Non-operating income, net	0.8	—	0.4	0.8	0.1	0.4	0.8	0.1	0.4

Income before income taxes and minority interest	9.4	8.2	8.7	17.8	4.8	10.4	12.0	2.6	6.5
Income taxes	(0.6)	0.4	—	1.8	0.2	0.9	0.5	(0.2)	0.1

Income before minority interests	10.0	7.8	8.7	15.9	4.6	9.5	11.5	2.8	6.4
Minority interests	—	1.9	1.1	—	1.1	0.6	—	0.3	0.2

Net income	10.0%	5.9%	7.6%	15.9%	3.5%	8.9%	11.5%	2.5%	6.2%

Year ended March 31, 2008 Compared to Year Ended March 31, 2007
     Net Sales - The Company’s net sales for the year ended March 31, 2008 were $143,806,000, an increase of $7,027,000 or 5.1% as compared to the year ended March 31, 2007. Sales to Digidesign Inc. (“Digidesign”), Line 6 Manufacturing (“Line 6”), N&J Company Limited and Inter-Tel Incorporated, the Company’s four largest customers during the year ended March 31, 2008, represented approximately 53.3% of net sales for the year. See Item 4 “Information on the Company – Major Customers”.
     The increase in sales was mainly related to the increase in sales at our electronics and metallic segment of $ 7,634,000 offsetting the decrease in sales at our plastic segment of $607,000.  This represented an increase of 9.9% and a decrease of 1.0% respectively, as compared with the net sales from the segments in the prior year.
     Revenue from our plastics segment during fiscal 2008 amounted to $58,858,000, including $28,000 of intersegment revenue, as compared to revenue in this segment during fiscal 2007 of $59,587,000, including $150,000 of intersegment revenue. The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $12,984,000 of which $4,655,000 was related to plastic component sales of printer products and $5,402,000 was related to telecommunication products, offsetting the increase in orders from other existing and new customers of $11,397,000 and $981,000 respectively.  Of the increase, $8,811,000 was related to plastic component sales of electronic entertainment products.
     Revenue from our electronic and metallic segment during fiscal 2008 amounted to $88,916,000 , including $3,940,000 of intersegment sales of electronic products as compared to revenue in this segment during fiscal 2007 of $80,311,000 , including $2,969,000 of intersegment sales of electronic products. The revenue increase at our electronic and metallic segment was mainly due to an increase in OEM orders of electronic and metallic products from existing and new customers of $12,958,000 and $2,887,000 respectively, and an increase in distribution sales of $682,000 during the year, offsetting the decrease in orders from existing customers of $8,452,000 in electronic sales and $442,000 in metallic sales respectively. Of the increases, $9,037,000 and $5,403,000 were related to orders of professional audio equipment and telecommunication equipment, respectively.
     Gross Profit - The gross profit for the year ended March 31, 2008 was $26,433,000, representing a gross profit margin of 18.4%.  This compares with the overall gross profit and gross profit margin of $31,273,000 or 22.9% for the year ended March 31, 2007.

     Gross profit in the plastics segment decreased by $3,867,000 to $15,070,000 or 25.6% of net sales, for the year ended March 31, 2008 compared to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007. The decrease in gross margin was mainly attributed to the combined effect of a change in customer and product mix and the increase in resin cost during the year and the increase in labor cost and overhead cost of 2.4% and 4.0% of net sales, respectively, as compared with prior year, as a result of the renminbi appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008.
     Gross profits in the electronic & metallic segment decreased by $973,000 to $11,363,000, or 13.4% of net sales, for the year ended March 31, 2008 compared to $12,336,000 or 15.9% of net sales, for the last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; the increase in labor cost of 1.4% of net sales, the increase in value added tax cost as a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 8.7% appreciation in Chinese renminbi currency in the year where most of our direct overhead and increased local material souring are denominated, as compared with last year.
     Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2008 were $19,601,000, amounting to 13.6% of total net sales, as compared to $18,957,000 or 13.9% of total net sales for the year ended March 31, 2007.
     The SG&A expenses in the plastic segment increased by $506,000 or 4.9% to $10,823,000 or 18.4% of net sales, for the year ended March 31, 2008 compared to $10,317,000 or 17.4% of net sales, for the prior year. The increase was primarily related to an increase in staff and welfare cost of $712,000, audit and professional expenses of $170,000, depreciation expenses of $161,000 and selling expenses of 153,000 and estate duty and usage tax of $168,000.  Together these offset the decrease in director remuneration of $526,000 and decrease in stock based compensation cost of $509,000 as compared with last year.
     The SG&A expenses in the electronic & metallic segment increased by $138,000 or 1.6% to $8,778,000 or 10.3% of net sales, for  the year ended March 31, 2008 compared to $8,640,000 or 11.2% of net sales for the prior year. The increase was primarily related to the increase in management and staff salary and welfare expenses of $305,000 and staff commission expenses of $92,000   offsetting the decrease in selling logistic expenses of $289,000 as compared with last year.
     Other operating income - Other operating income was $1,838,000 for the year ended March 31, 2008, an increase of $462,000 as compared with the other operating income of $1,376,000 for the year ended March 31, 2007.
     On a segment basis, other operating income attributable to the plastic segment increased $861,000 to $2,346,000 in the year ended March 31, 2008, as compared to other expenses of $1,485,000 for the year ended March 31, 2007.  The increase was mainly attributed to an increase in exchange translation gain of $1,193,000 relating to a subsidiary having Chinese renminbi functional currency, and a decrease in allowance for doubtful receivables of $168,000, offsetting decrease in gain on disposal of fixed assets of $560,000 as compared with the prior year.
     Other operating expenses attributable to the electronic & metallic segment increased $400,000, to operating expenses of $508,000 in the year ended March 31, 2008, as compared to other expenses of $108,000 for the year ended March 31, 2007. This increase in other operating expenses was primarily attributable to an impairment in goodwill relating to a metallic subsidiary of $317,000 as described in note 8 to the consolidated financial statements, the increase in exchange loss of $231,000 and the decrease in gain on disposal of fixed assets of $126,000 offsetting the decrease in allowance for doubtful receivables of $204,000 during the year ended March 31, 2008.
     Operating Income - Operating income was $8,670,000 for the year ended March 31, 2008, a decrease of $5,022,000, or 36.7% as compared with the prior year.
     On a segment basis, the operating income of the plastics segment decreased $3,512,000 to $6,593,000 or 11.2% of net sales in the year ended March 31, 2008 compared to $10,105,000 or 17.0% of net sales in the prior year.   The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A offsetting the increase in other operating income as described above.
     The operating income of the electronics & metallic segment decreased $1,511,000 to $2,077,000 or 2.4% of net sales, in the year ended March 31, 2008 compared to $3,588,000 or 4.6% of net sales in the prior year.  The decrease in operating income was attributable to the decrease in gross profit, coupled with the increase in SG&A expenses and other operating expenses as described above.

     Non-operating income – Non-operating income for the year decreased by $26,000 to $521,000 for the year ended March 31, 2008 as compared with last year.  This is mainly attributed to the decrease in interest income of $20,000 and rental income of $70,000 offsetting the decrease in impairment loss on marketable securities of $67,000 as compared with prior year.
     Income Taxes – Income tax for the year ended March 31, 2008 is comprised of income tax expenses of $654,000 and a deferred tax asset of $550,000, compared with income tax expenses of $624,000 and a deferred tax provision of $615,000 in the prior year.
     On a segment basis, the income tax of the plastic segment is comprised of income tax expenses of $637,000 and a deferred tax asset of $321,000 for the year ended March 31, 2008, as compared with income tax expenses of $472,000 and a deferred tax provision of $615,000 in the prior year.  The decrease in income tax expense was mainly attributed to the additional tax provision made during the corresponding year ended March 31, 2007 as a result of an additional tax assessment in connection with the amounts of assessable profits and the date of commencement of the first profitable year for our Dongguan plastic subsidiary. As a result, we made a tax provision of approximately $154,000, $92,000 and $166,000 for taxable calendar years 2004, 2005 and 2006 respectively, at an applicable tax rate of 24% with a 50% tax exemption for the calendar years 2004 to 2006.  The tax assessment and payment for calendar years 2004, 2005 and 2006 were settled during the year ended March 31, 2008. For taxable calendar year 2007, we initially provided an applicable national tax rate of 24% and 3% local tax rate but we have recently been approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 12%.  Hence, an over-provision of income tax was made in the last quarter.  The income tax expenses for the electronic & metallic segment is comprised of income tax expenses of $18,000 and a deferred tax asset of $230,000 as compared with income tax expenses of $152,000 in the prior year.
     Minority Interest – There was no minority interest as of March 31, 2008, whereas the minority interest for the five months ended August 31, 2007 and year ended March 31, 2008 represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%.  As a result of the decrease in Minority interest in Deswell’s electronic & metallic segment during the year, the dollar amount of minority interest decreased by $605,000 from $833,000 for the year ended March 31, 2007.
     Net Income - Net income was $8,859,000 for the year ended March 31, 2008, a decrease of $3,308,000 or 27.2%, as compared to net income of $12,167,000 for the year March 31, 2007.  Net income as a percentage of net sales decreased from 8.9% to 6.2 % for the year ended March 31, 2008. The decrease in net income was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and decrease in minority interest, as described above.
     Net income for the plastic segment decreased by $2,732,000 or 28.9 % to $6,735,000 for the year ended March 31, 2008 compared to $9,467,000 for the prior year 2007.    The decrease in net income of the plastic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses, as described above.
     Net income for the electronic & metallic segment decreased by $577,000 or 21.4% to $2,124,000 for the year ended March 31, 2008 compared to $2,701,000 for the prior year 2007.    The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and in minority interest, as described above.
Year ended March 31, 2007 Compared to Year Ended March 31, 2006
     Net Sales – Deswell’s net sales for the year ended March 31, 2007 were $136,779,000, an increase of $21,503,000 or 18.7% as compared to year ended March 31, 2006. Sales to Line 6 Manufacturing (“Line 6”), Digidesign Inc. (“Digidesign”), VTech Telecommunications Limited (“VTech”), Peavey Electronics Coop. (“Peavey”), the Company’s four largest customers during the year ended March 31, 2007, represented approximately 51.5% of net sales for the year.
     The increase in total sales was mainly related to the increase in sales at our plastic segment and electronics and metallic segment of $11,161,000 and $10,342,000 respectively. This represented increases of 23.1% and 15.4% respectively, as compared with the net sales from these segments in fiscal 2006.
     Revenue from our plastics segment during fiscal 2007 amounted to $59,587,000, including $150,000 of intersegment revenue, as compared to revenue in this segment during fiscal 2006 of $49,429,000, including $1,152,000 of intersegment revenue. The revenue increase in our plastic segment was primarily a result of the increase in orders from a telecommunications customer of $7,991,000 and from other existing customers of $3,988,000 over the corresponding period in the prior year; and from orders from new customers during fiscal 2007 of $9,125,000. Together the aggregate of these increases and additions from new customers offset the decrease in orders from existing customers of $9,943,000. Accordingly, the net increase resulted from a change in customer mix as compared with fiscal 2006.
     Revenue from our electronic and metallic segment during fiscal 2007 amounted to $80,311,000, including $2,969,000 of intersegment sales of electronic products as compared to revenue in this segment during fiscal 2006 of $68,925,000, including $1,926,000 of intersegment sales of electronic products. The revenue increase in our electronic and metallic segment was principally caused by an increase in orders for electronic products from both existing and new customers of $11,262,000 and $2,185,000, respectively, offsetting the decrease in orders from existing customers of $2,462,000 in electronic sales, $638,000 in metallic sales and $5,000 in distribution sales respectively. The net increase was the result of a change in products and customer mix during fiscal 2007 as compared with fiscal 2006. The increase in OEM product sales was mainly from sales of professional audio equipment products.
     Gross Profit - The gross profit for the year ended March 31, 2007 was $31,273,000, representing a gross profit margin of 22.9%. This compares with the overall gross profit and gross profit margin of $25,426,000 or 22.1% for the year ended March 31, 2006.
     Gross profit in the plastics segment increased by $5,647,000, to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007 compared to $13,290,000 or 27.5% of net sales, for the year ended March 31, 2006. The improved gross margin was mainly attributed to a change in customer and product mix where lower margin assembly sales decreased by approximately 36% and higher margin orders increased during the year as compared with prior year; and our continued tight control of factory overhead; despite the 40.5% increase in labor cost as a result of the approximately $1,005,000 in severance expenses paid upon the closure of our Shenzhen plastic plant during the year ended March 31, 2007 and an average 14% increase in labor rate as compared with fiscal 2006.
     Gross profit in the electronic and metallic segment increased by $200,000 to $12,336,000, or 15.9% of net sales, for the year ended March 31, 2007 compared to $12,136,000 or 18.1% of net sales, for fiscal 2006. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an approximately 32% increase in labor rates and an average of 3.8% appreciation in Chinese renminbi currency during fiscal year 2007 where most of our direct overheads and increased local material sourcing are denominated, as compared with fiscal 2006.
     Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2007 were $18,957,000, amounting to 13.9% of total net sales, as compared to $15,052,000 or 13.1% of total net sales for the year ended March 31, 2006. The SG&A expenses in the plastic segment increased by $1,795,000 or 21.1% to $10,317,000 or 17.4% of net sales, for the year ended March 31, 2007 compared to $8,522,000 or 12.7% of net sales, for the prior year. The increase was primarily related to a stock based compensation charges of $820,000, an increase in management remuneration of $402,000 and approximately $388,000 in severance expenses paid upon the closure of one of our plastic manufacturing facilities during fiscal 2007, coupled with an increase in selling expenses of $140,000 and depreciation expense of $162,000 as a result of the increase in sales activities and our machinery investment during the year ended March 31, 2007 as compared with last year.
     The SG&A expenses in the electronic and metallic segment increased by $2,110,000 or 32.3% to $8,640,000 or 11.2% of net sales, for the year ended March 31, 2007 compared to $6,530,000 or 9.7% of net sales for fiscal 2006. The increase was primarily related to the increase in salary expenses and staff welfare expenses of $1,265,000 and $61,000; as a result of both increase in staff rate and headcounts in various departments. Moreover, there were an increase in selling logistic expenses of $438,000 and increase in other general expense of $338,000 during the year, as a result of the increase in sales activities as compared with last year.
     Other operating income - Other operating income was $1,376,000 for the year ended March 31, 2007, an increase of $2,199,000 as compared with the other operating expenses of $823,000 for the year ended March 31, 2006.
     On a segment basis, other operating income attributable to the plastic segment increased $2,140,000 to $1,484,000 in the year ended March 31, 2007, as compared to other expenses of $656,000 for the year ended March 31, 2006. The increase was primarily attributable to an exchange transaction adjustment of $1,166,000 of a subsidiary having non-United States dollar functional currencies and a decrease in doubtful accounts receivable provision of $766,000, of which $970,000 was related to financial issues of a telecommunication customer due stemming from a failed European product launch in the year ended March 31, 2006. This, together with the gain on disposal of fixed assets of $560,000, which mainly resulted from our disposal of premises we owned that we used to house employees, upon closure of plastic manufacturing facilities during fiscal 2007, offset a $173,000 tax refund we received on our reinvestment of certain retained earnings in one of our PRC subsidiaries and the increase in other exchange loss of $163,000 as compared with the prior year in 2006.
     Other operating income attributable to the electronic & metallic segment increased $60,000, to operating expenses of $108,000 in the year ended March 31, 2007, as compared to other expenses of $168,000 for the year ended March 31, 2006. This increase was primarily due to the increase in gain on disposal of fixed assets of $128,000 and the decrease in bad debt write off of $169,000 offsetting the increase in allowance for doubtful receivables of $206,000 during the year ended March 31, 2007.
     Operating Income — Operating income was $13,692,000 for the year ended March 31, 2007, an increase of $4,141,000, or 43.3% as compared with fiscal 2006. On a segment basis, the operating income of plastics segment increased $5,992,000 to $10,104,000 or 17.0% of net sales, in the year ended March 31, 2007 compared to $4,112,000 or 8.5% of net sales in fiscal 2006. The increase in operating income was attributable to the increase in gross profit and other operating income offsetting the increase in SG&A expenses as described above.
     The operating income of electronics & metallic segment decreased $1,850,000 to $3,588,000 or 4.6% of net sales, in the year ended March 31, 2007 compared to $5,438,000 or 8.1% of net sales in fiscal 2006. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit and decrease in other operating expenses as described above.
     Income Taxes – Income tax for the year ended March 31, 2007 comprised of income tax expenses of $624,000 and realization of deferred income tax assets of $615,000, compared with income tax expenses of $267,000 and a deferred income tax credit of $294,000 in fiscal 2006.
     On a segment basis, the income tax of the plastic segment comprised of income tax expenses of $472,000, realization of deferred income tax of $294,000 and a deferred tax provision of $321,000 for the year ended March 31, 2007, as compared with income tax expenses of $8,000 and deferred income tax credit of $294,000 in fiscal 2006. The increase was primarily related to the realization of deferred income tax assets of $294,000; an under-provision of $253,000 for taxable year 2004 and 2005 and a current year provision of $197,000 as a result of the reassessment of the first taxable year from 2004 to 2002 by the PRC Tax Bureau for a plastic manufacturing subsidiary during the year and a deferred income tax provided of $321,000. The income tax expenses for the electronic & metallic segment decreased $107,000, to $152,000 for the year ended March 31, 2007. This was mainly due to the recognition of refundable income taxes of $124,000 for the year ended March 31, 2007.
     Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic & metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated its marketing subsidiary in which it held a 49% minority interest. The decrease in the dollar amount of minority interest to $833,000 for the year ended March 31, 2007, from $1,240,000 for fiscal 2006, represented the decrease in operating income in the electronics and metallic subsidiaries during the year.
     Net Income - Net income was $12,167,000 for the year ended March 31, 2007, an increase of $3,388,000 or 38.6%, as compared to net income of $8,779,000 for the year March 31, 2006. Net income as a percentage of net sales increased from 7.6% to 8.9% for the year ended March 31, 2007. The increase in net income was mainly the result of the increase in operating income and the decrease in minority interest offsetting the increase in income tax expenses, as described above.
     Net income for the plastic segment increased by $4,660,000 or 96.9% to $9,467,000 for the year ended March 31, 2007 compared to $4,807,000 for fiscal 2006. The increase in net income of the plastic segment was mainly the result of the increase in operating income offsetting the increase in income tax expenses, as described above.
     Net income for the electronic & metallic segment decreased by $1,271,000 or 32.0% to $2,701,000 for the year ended March 31, 2007 compared to $3,972,000 for fiscal 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting an increase in other income, a decrease in income tax expenses and in minority interest, as described above.

Seasonality
     The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2008 (in thousands):

	Year ended March 31,
	2006				2007				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$30,075	$29,046	$29,972	$26,183	$31,689	$35,715	$39,002	$30,373	$38,452	$38,414	$35,416	$31,524
Gross profit	7,640	6,209	6,561	5,016	8,446	8,865	8,754	5,208	6,762	6,698	7,923	5,050
Operating income	3,600	3,126	2,632	193	3,866	3,973	4,016	1,837	3,304	1,681	3,033	652
Net income	3,151	2,795	2,380	453	3,403	3,597	3,605	1,562	3,111	1,755	2,955	1,038
     The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.
Impact of Inflation
     The Company believes that inflation has not had a material effect on its business. Although the Company has found it difficult to increase the prices of its products in order to keep pace with inflation, particularly in its plastics operations, the Company believes that the location of its manufacturing operations in Southern China has resulted in a lower cost base which still provides it with a competitive advantage. Accordingly, the Company is reliant upon increasing its transaction volume in order to compensate for the effects of inflation.
Exchange Rates
     The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Labor cost and overhead expenses of the Company are paid primarily in Hong Kong dollars and RMB, respectively.
     Since 1983, the exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government at approximately HK$7.80 to US$1.00 and accordingly Hong Kong Dollars has not, to date, represented a currency exchange risk to U.S. dollars. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism in Hong Kong and if the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar were changed, the Company’s results of operations and financial condition could be materially adversely affected.
     Until August 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company’s operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollars. The exchange rates of RMB to the U.S. dollars have further appreciated during the period since August 2005 to 1:6.823 as at July 25, 2008. As a consequence, and in addition to increases in plastic resin and labor costs, in each of the years ended March 31, 2006, 2007 and 2008, Deswell’s operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell’s gross margins, operating income and net income were adversely affected.
     The four main currencies in the basket to which the RMB was linked in July 2005 were the US dollar, the Euro, the Japanese yen and the Korean won. In the months since July 2005, further appreciation against the US dollar continued to occur and by July 25, 2008, the RMB had risen to 6.823 to the US dollar. If this trend continues or the Chinese government allows a further and significant RMB appreciation, Deswell’s operating costs would further increase and its financial results would be adversely affected by such increase. If Deswell determined to pass onto its customers through price increases the effect of increases in the Chinese RMB relative to the U.S. dollar, it would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those Deswell offers in lower-cost regions of the world.
     We did not hedge our currency risk during the years ended March 31, 2006, 2007 and 2008 and at March 31, 2008, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.
Liquidity and Capital Resources
     For the year ended March 31, 2008, net cash generated from operations totaled $16,418,000 , including net income of $8,859,000 and depreciation and amortization of $6,940,000. Accounts receivable increased by $334,000, over levels at March 31, 2007, primarily as a result of the increase in sales and the decrease in provision of doubtful account receivable of $1,156,000. Inventories decreased by $3,033,000, over levels at March 31, 2007, primarily resulting from the decrease in stock of electronic parts. Accounts payable decreased by $3,338,000 over levels at March 31, 2007, primarily because of the decrease in materials purchases. For the year ended March 31, 2007, net cash generated from operations totaled $15,807,000, including net income of $12,167,000 and depreciation and amortization of $5,274,000.
     Net cash used in investing activities amounted to $7,369,000 and $4,580,000 for the years ended March 31, 2008 and 2007, respectively. Capital expenditures during these periods totaled $7,288,000 and $7,812,000, respectively. There were no acquisitions of marketable securities during either of these periods. Our capital expenditures were primarily related to the renovation of our Dongguan manufacturing plant and our acquisition of plant and machinery for our production facilities in China.
     Net cash used in financing activities for the years ended March 31, 2008 and 2007 were $8,537,000 and $10,792,000, respectively. Net cash we used in financing activities during the year ended March 31, 2008 was primarily to fund the our dividend payments to shareholders of $9,523,000, netting off the proceeds of $986,000 from the exercise of stock options from directors and employees. Net cash we used in financing activities during the year ended March 31, 2007 was primarily to fund our dividend payments to shareholders of $11,809,000, dividend payments to minority shareholders of subsidiaries of $582,000, netting off the proceeds of $950,000 from the exercise of stock options from directors and employees and the decrease in restricted cash of $649,000.
     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was decreased from 7.75% to 5.25% during the year ended March 31, 2008.
     At March 31, 2008, the Company had cash and cash equivalents of $22,718,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.
     We had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery of $432,000 and for purchase of plant and machinery and system upgrade of our electronic and metallic division of $169,000, respectively as of March 31, 2008. We expect that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phase IV construction of its Dongguan plastic plant.
     A summary of our contractual obligations and commercial commitments as of March 31, 2008 is as follows:

	Payments due by period (in thousands)
			Period from	Period from	Period
		Year ending	April 1, 2009	April 1, 2010	after
		March 31,	to March 31,	to March 31,	March 31,
Contractual obligations	Total	2009	2011	2013	2013
Long-term bank borrowing	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease payments	363	230	133	—	—
Capital expenditures	777	777	—	—	—
Purchase obligations	11,004	11,003	1	—	—
Other long-term liabilities	—	—	—	—	—

Total	$12,144	$12,010	$134	$—	$—

Off Balance Sheet Arrangements
     We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.
Critical Accounting Policies
     The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to inventories and the valuation of long-lived assets. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.
     The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.
     Inventories – Inventories are stated at the lower of cost or market value. For the year ended March 31, 2008, cost was determined on the weighted average basis, a change from the first-in, first-out basis that was used for the years ended March 31, 2007 and 2006. The change to using a cost determination basis for the year ended March 31, 2008 had no material impact on net income reported on the consolidated statement of income for that year and would have had no material effect on net income reported on the consolidated statements of income for the years ended March 31, 2006 and 2007 if the cost-determination basis had been used for those years. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.
     Valuation of long-lived assets - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.
     Foreign currency translation - The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.78, 7.78 and 7.782 as of March 31, 2006, 2007 and 2008, respectively.
     All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.
     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 8.09, 7.78 and 7.1076 as of March 31, 2006, 2007, and 2008, respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.
     Allowance for doubtful account - The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in fact and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the company’s customers may require additional provisions for doubtful accounts.
     Income taxes - The Company adopted the provisions of Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement NO. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.
Recent Changes in Accounting Standards
     In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements and is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In June 2007, The Emerging Issues Task Force, or “EITF,” of SASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payments Awards” (“EITF 6-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective on a prospective basis, for fiscal years beginning after December 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.
     In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, presentational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. The impact will depend on future acquisitions. It is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In December 2007, FASB issued SFAS No. 160 “Non-controlling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160. It is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities amendment of FASB Statement No. 133” (“SFAS 161”). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and its related interpretations; and how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15. 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on the Company’s disclosures.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not anticipate that the provisions of SFAS No. 162 will have an impact on the Company’s consolidated results of operations, financial position and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The directors and executive officers of the Company at August 1, 2008 are as follows:

Name	Age	Position(s) with Company
Lau Pui Hon (Richard Lau)	63	Chairman of the Board of Directors
Franki S. F. Tse	44	Chief Executive Officer
Li Chin Pang (C. P. Li)	62	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Leung Chi Wai (C. W. Leung)	53	Executive Director of Engineering for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	62	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	61	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	62	Non-Executive Director and Member of Audit Committee
Betty Lam	46	Chief Financial Officer
Lee Shu Kwan (S. K. Lee)	61	Director of Administration and Marketing for Electronic Operations
Tam Man Chi (M. C. Tam)	58	Director of Engineering and Manufacturing for Electronic Operations
     Richard Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.
     Franki S. F. Tse. Mr. Tse joined Deswell in February 2007 at its Chief Executive Officer, bringing with him over 19 years experience in the tool-making, plastic injection and electronic service provider, or EPS, industry. From July 2005 until joining Deswell, he served as Vice President of Operations for Goodbaby Child Products Co. Ltd., a leading baby-products manufacturing company in Shanghai, China with approximately 15,000 workers. From May 2001 to June 2005 Mr. Tse served as Director of Marketing of Deswell’s plastic subsidiary, Jetcrown Industrial (Dongguan) Ltd. From 1988 to 2000, Mr. Tse was in charge of the China Sales Business Division of Qualidux Industrial Co., Ltd., a group of companies engaged in original design and original equipment plastics manufacturing. Mr. Tse received his MBA in Business Finance from the University of Lincoln, United Kingdom in 2002.
     C. P. Li. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
     C. W. Leung. Mr. Leung has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.
     Hung-Hum Leung. Mr. Leung has been a non-executive director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.
     Allen Yau-Nam Cham. Mr. Cham has been a non-executive director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat

Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.
     Wing-Ki Hui. Mr. Hui has been a non-executive director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.
     Betty Lam joined the Company as Chief Financial Officer effective on August 1, 2008, succeeding Eliza Y. P Pang. Ms Lam has over 20 years experience in accountancy profession in various industries. Before joining Deswell, Ms. Lam served as Finance Director from August 2007 until July 2008, and as Financial Controller from March 2000 to July 2007, for Paxar (China) Limited, a multinational corporation manufacturing packaging items, hang tags, woven and paper labels for the garment industries. During the fifteen years preceding her tenure at Paxar, Ms. Lam served in the finance departments of other enterprises, including over three years with Deloitte Haskins & Sells, an international public accounting firm that was one of the predecessors of Deloitte & Touche (Deloitte, Touche Tohmatsu in Asia). Ms Lam received her Master of Business in Accounting and Finance from the University of Technology, Sydney in 1996 and her Professional Diploma in Accountancy from the Hong Kong Polytechnic in 1985.
     S. K. Lee. Mr. Lee has served as Director of Administration and Marketing for Electronic Operations since the Company acquired its majority interest in Kwanasia, Integrated’s predecessor, in 1992 and has served as the Chief Executive Officer of Kwanasia and Integrated since Kwanasia’s inception in 1986. As Director of Administration and Marketing for Electronic Operations, Mr. Lee is in charge of the Company’s day-to-day administrative and marketing operations for electronic products. Mr. Lee received his Bachelor of Science degree in Electronic Engineering from National Taiwan University in 1967.
     M. C. Tam. Mr. Tam has served as Director of Engineering and Manufacturing for Electronic Operations since the Company acquired its majority interest in Kwanasia, Integrated’s predecessor, in 1992 and has served in a similar capacity for Kwanasia and Integrated since Kwanasia’s inception in 1986. As Director of Engineering and Manufacturing for Electronic Operations, Mr. Tam is in charge of the Company’s day-to-day contract manufacturing activities for electronic products. Mr. Tam received his Bachelor of Science degree with a major in physics and minor in electronics from the Chinese University of Hong Kong in 1973.
     No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.
Compensation of Directors and Executive Officers
Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2008 to all directors and executive officers as a group for services in all capacities was approximately $2,449,650. This excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2008.
Directors
     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham, Wing-Ki Hui are “independent” within the meaning of Rule 4200 of the Nasdaq Marketplace Rules.

Board Practices
     The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.
Audit Committee
     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under the Nasdaq Stock Market Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.
Other Committees; Nasdaq Compliance
     In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and Deswell’s Memorandum and Articles of Association do not require it to have such committees. Although such committees, consisting of independent directors as defined by the Nasdaq Marketplace Rules, are required of domestic companies having securities included on The Nasdaq Stock Market, they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; a majority of its Board of Directors are not “independent” directors within the definition of “independent director” in the Nasdaq Marketplace Rules and Deswell’s independent directors do not meet in executive session.
Employees
     At March 31, 2008, the Company employed 5,978 persons on a full-time basis, of which 9 were located in Macao and 5,969 located in and travel to and from China. Of the Company’s employees 3,926 and 2,052 were engaged in plastic injection molding manufacturing and contract electronic manufacturing, metal molds and parts manufacturing, respectively, at March 31, 2008. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.
Share Ownership
Share Ownership of Directors and Senior Management
     For information concerning the beneficial ownership of the Company’s common shares by Directors and Senior Management and major shareholders, see Item 7 of this Report.
Employee Stock Option Plans
     In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 1,012,500 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company’s Board of Directors and shareholders approved an increase of 549,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 1,561,500 shares the number of common shares that can be optioned and sold under the 1995 Stock Option Plan.
     On August 15, 2001 the Board approved the adoption of the 2001 Stock Option Plan permitting the Company to grant options to purchase up to an additional 1,125,000 common shares to employees, officers, directors and consultants of the Company. On January 7, 2002 shareholders approved the 2001 plan.
     On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 900,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan. On August 1, 2005, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 500,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on September 19, 2005.

     On August 17, 2007, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 400,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,800,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on October 9, 2007.
     The Company’s option plans are administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the option plans must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the option plans is 10 years.
     At June 30, 2008, options to purchase an aggregate of 4,296,500 shares had been granted under the option plans, options to purchase an aggregate of 1,119,000 common shares were outstanding and options to purchase 190,000 common shares were available for future grant under the option plans.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2008, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount	Percent
Wellington Management Company, LLP (2)	1,795,762	11.4%
Richard Lau (3)	1,641,545	10.2%
C. P. Li (4)	1,446,250	9.0%
Royce & Associates, Inc. (5)	1,364,969	8.6%
C. W. Leung (6)	1,335,000	8.4%
FMR Corp./ Edward C. Johnson 3d (7)	867,268	5.5%
M. C. Tam	362,225	2.3%
S. K. Lee	331,040	2.1%
Franki S. K. Tse	*	*
Betty Lam (8)	—	—
Eliza Y. P. Pang(9)	*	*
Hung-Hum Leung	Nil	Nil
Allen Yau-Nam Cham	Nil	Nil
Wing-Ki Hui	Nil	Nil

*	Less than 1%.

(1)	Based on 15,790,810 shares outstanding on June 30, 2008. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Based on Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2008.

(3)	Consists of 1,346,545 held of record by Mr. Lau and options to purchase 295,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $10.41 per share until January 20, 2018.

(4)	Consists of 1,151,250 held of record by Mr. Li and options to purchase 295,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.52 per share until January 20, 2018.

(5)	Based on Amendment No. 7 to a Schedule 13G filed with the SEC on February 1, 2008.

(6)	Consists of 1,140,000 held of record by Mr. Leung and options to purchase 195,000 shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $11.52 per share until January 20, 2018.

(7)	Based on Amendment No. 5 to a Schedule 13G filed with the SEC on February 14, 2008.

(8)	Ms. Lam joined the Company as its Chief Financial Officer effective August 1, 2008.

(9)	Ms. Pang resigned as Chief Financial Officer effective on July 31, 2008.
Change in the Percentage Ownership Held by Major Shareholders
     The following table reflects the percentage ownership of Deswell’s common shares by its major shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2006	2007	2008
Wellington Management Company, LLP	9.6%	10.6%	11.4%
Richard Lau(2)	26.0%	25.3%	10.2%
C. P. Li(2)	25.2%	24.0%	9.0%
Royce & Associates, Inc.	10.4%	8.1%	8.6%
C. W. Leung(2)	24.3%	24.1%	8.4%
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	6.3%	6.0%	5.5%
Leesha Holdings Ltd.(2)	23.1%	22.8%	—
Micropower Enterprises Limited	7.7%	7.6%	—

(1)	Based on 14,923,730, 15,143,730 and 15,790,810 shares outstanding on June 30, 2006, 2007 and 2008, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)	Leesha Holding Ltd. is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owned 3,453,750 common shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung shortly after Deswell’s initial public offering in 1996. On September 14, 2007, Leesha declared a dividend to its shareholders of all 3,453,750 common shares of Deswell, distributing 1,151,250 shares of the Company to each of Messrs. Lau, Li and Leung. Accordingly, effective when Leesha distributed its Deswell shares, the beneficial ownership of Leesha in Deswell, and the attribution of such ownership to each of Messrs. Lau, Li and Leung, as Leesha’s directors and principal shareholders, terminated.
     All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2008, approximately 26 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2008, 18 holders of record with addresses in the United States held approximately 11.4 million of our outstanding common shares.
Related Party Transactions
     In August 2007, Deswell acquired the remaining 24% minority interest of Integrated International Limited (“Integrated”), the holding company for Deswell’s electronics and metallic subsidiaries. The aggregate purchase price for the 24% interest was $6,734,378, consisting of (a) 632,080 common shares of Deswell (based on the closing price per share of Deswell’s shares on August 17, 2008) and (b) a cash payment of HK$3,234,180 (approximately US$413,578) to Messrs. S. K. Lee and M. C. Tam, the minority shareholders of Integrated and Deswell’s Director of Administration and Marketing for Electronic Operations,, our Director of Engineering and Manufacturing for Electronic Operations, respectively, and executive officers of Deswell. Messrs. Lee and Tam agreed with respect to the shares issued to them by Deswell that for a period of 15 months from the closing of this transaction not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any of the Deswell shares they acquired for their Integrated interest or grant any options or warrants to purchase any of those shares or any securities convertible into or exchangeable for those shares otherwise than as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by the lockup restriction, or (ii) with the prior written consent of Deswell. The lockup period expires in November 2009.

     During the years ended March 31, 2007 and 2008, while Intergrated was a 76 percent-owned subsidiary of Deswell, Integrated made distributions to its shareholders, including Deswell, aggregating approximately $2,425,000 and $nil, with Messrs. Tam and Lee’s share of these distributions (which were divided between them equally) amounting to $582,000 respectively.
     Since Deswell completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.
ITEM 8. FINANCIAL INFORMATION
Financial Statements
     Our Consolidated Financial Statements are set forth under Item 18 Financial Statements.
Legal Proceedings
     The Company is not involved in any material legal proceedings.
Exports Sales
     Information regarding our export sales is provided in Item 4 “Information on the Company – “Business Overview – Customers and Marketing.”
Dividend Policy
     Dividends paid under Hong Kong law are tax free to the recipient. While the Company had paid dividends to its shareholders prior to its IPO, it discontinued payment of dividends after the IPO until July 1996, when Deswell announced that it planned to pay cash dividends semi-annually. Commencing with the fiscal year ended March 31, 2003, the Company announced it would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31,
•	2006 aggregating $9,400,000, $2,535,000 of which was based on results for the last quarter of the year ended March 31, 2005 and $6,865,000 of which was based on results for the first three quarters of the year ended March 31, 2006;
•	2007 aggregating $9,720,000, $2,089,000 of which was based on results for the last quarter of the year ended March 31, 2006 and $7,631,000 of which was based on results for the first three quarters of the year ended March 31, 2007; and
•	2008 aggregating $9,523,000, $2,574,000 of which was based on results for the last quarter of the year ended March 31, 2007 and $6,949,000 of which was based on results for the first three quarters of the year ended March 31, 2008.
     The Company currently plans to continue its quarterly dividend policy as announced, but such plans and policy for future dividends consist of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3. Key Information — Risk Factors. Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

ITEM 9. THE OFFER AND LISTING
     The Company’s shares are traded exclusively on the Nasdaq Global Market (before July 4, 2006, known as the Nasdaq National Market) under the symbol “DSWL”.
     The following table sets forth the high and low sale prices per share as reported by The Nasdaq Global Market (the Nasdaq National Market before July 4, 2006) for each of the years in the five-year period ended March 31, 2008 (adjusted for per share prices before April 2005, for the Company’s three-for-two stock split effected in March 2005):

Year Ended March 31,	High	Low
2008	$13.04	$6.00
2007	12.50	8.10
2006	16.48	9.00
2005	18.167	12.867
2004	20.40	10.43
     The following table sets forth the high and low sale prices per share of Deswell’s shares as reported by the Nasdaq Global Market (the Nasdaq National Market before July 4, 2006) during each of the quarters in the two-year period ended March 31, 2008).

Quarter ended	High	Low
March 31, 2008	$6.96	$6.07
December 31, 2007	7.47	6.00
September 30, 2007	10.13	9.24
June 30, 2007	13.04	10.92
March 31, 2007	12.50	11.21
December 31, 2006	11.70	10.46
September 30, 2006	10.96	8.40
June 30, 2006	9.90	8.10
     The following table sets forth the high and low sale prices per share of Deswell shares as reported by The Nasdaq Global Market during each of the six months ended June 30, 2008.

Month ended	High	Low
June 30, 2008	$7.41	$5.60
May 31, 2008	7.65	6.35
April 30, 2008	6.52	5.98
March 31, 2008	6.96	6.07
February 29, 2008	6.97	5.90
January 31, 2008	6.19	5.39

ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Not applicable.
Memorandum and Articles of Association
     In December 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, the jurisdiction of registrant’s organization, an amended and restated Memorandum and Articles of Associations (collectively the “2007 Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The 2007 Charter, which became effective on December 13, 2007, amended and restated our Memorandum and Articles of Association, as amended that were in effect prior to the 2007 Charter. The purpose of adopting the 2007 Charter was to:
     (a) make our shares eligible for a direct registration system operated by a securities depository in accordance with NASDAQ Marketplace Rule 4350(1) that became effective on January 1, 2008 as to companies, like us, having had equity securities listed on the Nasdaq Stock Market prior to January 1, 2007;
     (b) make various consequential amendments to our Memorandum and Articles of Association in accordance with the advice from our US and BVI counsel so as to make them (a) consistent with the BVI Business Company’s Act, 2004, as amended (the “Act”), the Act having come into force on January 1, 2004 superseding in certain respects the International Business Companies Act, 1984, the relevant legislation which had previously governed us and (b) make conforming changes resulting from the transition of the Nasdaq Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States;
     (c) continue certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States; and
     (d) provide recognition of, and assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the Nasdaq Stock Market.
     Under our 2007 Charter, holders of our shares
•	Continue to be entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors;
•	Continue not to have cumulative voting rights in the election of directors; and
•	Continue to be entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law.
•	The 2007 Charter did not change that
•	all of common shares are equal to each other with respect to liquidation and dividend rights;
•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings; or
•	holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.
Objects and Purposes
     Our objects and purposes are described in Clause 5 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.
Directors
     Our Articles of Association (Regulation 12.4) provides that except as otherwise provided in the BVI Business Companies Act, 2004 (No. 16 of 2004) — the British Virgin Islands corporate law that governs BVI companies like Deswell — no agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and such agreement or transaction has been approved by the irrevocable vote of a majority of the Company’s directors, including at least, one Independent Director. In addition, the favorable vote of a majority of the directors, including at least one Independent Director, shall be required to approve any transaction or agreement between the Company and any officer of the Company or any person or entity holding 10 percent or more of the outstanding Shares.
     Our Articles of Association (Regulation 7.11) provide that the directors may by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.
     British Virgin Islands law and our Articles of Association provide that the management of the business and the control of Deswell shall be vested in the directors, who in addition to the powers and authorities expressly conferred by the Articles of Association, may also exercise all such powers, and do all such acts and things, as may be done by Deswell and are not by the Articles of Association or British Virgin Islands law expressly directed or required to be exercised or done by a meeting of shareholders. Our Articles of Association provide that the directors may by resolution exercise all the powers of Deswell to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of Deswell or of any third party.
     British Virgin Islands law and our Memorandum of Association and Articles of Association do not contain an age limit requirement for our directors. Under our Articles of Association, no shares are required for director’s qualification.
Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders
     Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,790,810 common shares were outstanding on June 30, 2008.
     Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.
Calling Annual General Meetings and Extraordinary General Meetings of Shareholders
     British Virgin Islands law does not require a company, such as Deswell, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting (Regulation 6.3).
     Under British Virgin Islands law, unless otherwise provided by a company’s Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time (Regulation 6.1) and upon the written request of shareholders entitled to exercise ten percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of Shareholders (Regulation 6.2).
     British Virgin Islands law and our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting. (Regulation 6.6)
     British Virgin Islands law and our Articles of Association provide that notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting. (Regulation 6.7)

Limitations on Share Ownership
     British Virgin Islands law and our Memorandum of Association and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercising voting rights to our common shares.
Potential Anti-Takeover Deterrence
     Neither our Articles of Association nor Memorandum of Association contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. However, pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our board of directors without shareholder approval may amend our Memorandum and Articles of Association (provided that a majority of our independent directors do not vote against the amendment and provided further that our directors may not make an amendment that
     (a) to restrict the rights or powers of the shareholders to amend the Memorandum or the Articles;
     (b) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;
     (c) in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders;
     (d) change Clause 7 of our Articles of Association conferring the rights of our shareholders to one vote per share, the right to equal share in dividend paid by the company or to surplus assets on liquidation; or
     (e) change Clause 9 of our Articles of Association which sets forth rights of our shareholders and directors to amend our Memorandum and Articles of Association.
     Our directors’ ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.
Ownership Information
     Neither our Articles of Association nor Memorandum of Association provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.
Differences from United States Law
     The laws of the British Virgin Islands governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Memorandum of Association without shareholder approval and with respect to potential anti-takeover deterrence. Delaware law requires shareholders to approve any amendments to a corporation’s Certificate of Incorporation and contains provisions restricting a Delaware corporation’s rights to engage in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Delaware law.
Material Contracts
     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Deswell or any subsidiary of Deswell is a party for the two years immediately preceding the filing of this report. The Reference to an Exhibit is to the exhibits appearing in Item 19 of this report.
Integrated Stock Purchase Agreement (Exhibit 4.3)
     On August 17, 2007, Deswell entered into a Stock Purchase Agreement with S. K. Lee and M. C. Tam, minority shareholders of Integrated International Ltd. (“Integrated”) to acquire the remaining 24% equity interest of Integrated, agreeing to pay for such interest consideration of $6,734,378, consisting of (a) 632,080 common shares of Deswell (based on the closing price per share of Deswell’s shares on August 17, 2008) and (b) a cash payment of HK$3,234,180 (approximately US$413,578) to Messrs. S. K. Lee and M. C. Tam.

Taxation
United States Federal Income Tax Consequences
General
     This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances and it does not address any aspect of U.S. federal tax law other than U.S. federal income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special U.S. federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;
•	a financial institution;
•	an insurance company;
•	a tax-exempt organization;
•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;
•	a person whose functional currency for tax purposes is not the U.S. dollar;
•	a person liable for alternative minimum tax;
•	a person that owns, or is treated as owning, 10 percent or more of our common shares;
•	certain former U.S. citizens and residents who have expatriated to avoid U.S. taxation; or
•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.
Tax Consequences to U.S. Holders
     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:
•	an individual U.S. citizen or resident alien of the United States (as specifically defined for tax purposes);
•	a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any State or political subdivision thereof;
•	an estate whose income is subject to U.S. federal income tax regardless of its source;
•	a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; or

•	any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of our common shares.
     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.
Distributions
     Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning after December 31, 2010 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2007 or 2008; and, although we cannot provide assurances in this regard, we do not anticipate becoming a PFIC in the future. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates, currently, up to 35 percent. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
     To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See “Sale or Other Disposition of Our Common Shares,” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.
Sale or Other Disposition of Our Shares
     Subject to the PFIC rules discussed below, generally, in connection with the sale or other taxable disposition of our common shares:
•	you will recognize gain or loss equal to the difference (if any) between:
•	the amount realized on such sale or other taxable disposition and
•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);
•	such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;
•	net long-term capital gains derived by individual U.S. Holders from sales or other taxable dispositions of our shares before January 1, 2011 will generally be taxed at the rate of 5 percent (zero, in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket;
•	such gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and
•	your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company
     A U.S. Holder generally would be subject to a special tax regime (that differs in certain material respects from that described above) if we were a PFIC at any time during which such Holder held our shares.
     An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. We are a PFIC for our fiscal year if either:
•	75 percent or more of our gross income in that year is passive income (including our pro-rata share of the gross income of any company in which we own, or are treated as owning, 25 percent or more of the shares by value), which includes dividends, interests, royalties, rents, annuities, and some types of gains; or
•	the average percentage of the value of our assets in that year (including our pro-rata share of the assets of any company in which we own, or are treated as owning, 25 percent or more of the shares by value) that produce or are held for the production of passive income is at least 50 percent.
     The application of the above tests could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. If you own common shares during any year in which we are a PFIC, you must file IRS Form 8621.
     If we are or were classified as a PFIC during the time you hold our shares, unless you timely make one of the available elections, a special tax regime would apply to both:
•	any “excess distribution,” which would be your share of distributions in any year that are greater than 125 percent of the average annual distributions received by you in the three preceding years before the current taxable year (or during your holding period for the shares, if shorter), and
•	any gain realized on the sale or other disposition of our common shares.
     Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax generally in the following manner:
•	the excess distribution or gain would be allocated ratably to each day that you have held our common shares,
•	the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income,
•	the amount allocated to the taxable years prior to the first taxable year in which we are a PFIC would be taxed as ordinary income for the taxable year in which you realize the excess distribution or gain, and
•	the amounts allocated to each of the prior taxable years for which we were a PFIC would be taxed as ordinary income at the highest applicable tax rate in effect for that year, and, in addition, an interest charge generally applicable to underpayments of tax would be imposed on you, as if the tax had been due for the tax year to which such amounts were allocated under these rules.
     Subject to certain limitations, if you own common shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, for all taxable years during which you held common shares and we were a PFIC, you would not be subject to the PFIC rules described above. Instead, in general, you would include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis in your shares. You would also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares would be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition would be taxed as ordinary income. If we are or become a PFIC, we believe our shares would be treated as marketable stock for purposes of the mark-to-market election but we can give you no assurance that they in fact will be so treated.
     In lieu of making a mark-to-market election, you may make a qualifying electing fund election. In many situations, it would be desirable to make this election. However, even if your tax advisor determines that this election is beneficial to you, if we are or were to become a PFIC, we may not be able or willing to satisfy the record-keeping and other requirements that would enable you to make a qualified electing fund election.

     You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of our common shares, as well as a mark-to-market and other elections that may be available to you.
Tax Consequences to Non-U.S. Holders
     If you are not a U.S. Holder, you are a “Non-U.S. Holder.”
Distributions
     You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:
•	you conduct a trade or business in the United States and
•	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).
     If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.
Sale or Other Disposition of Our Shares
     Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:
•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or
•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.
     You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
     Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding currently at a rate of 28 percent. You will not be subject to backup withholding provided that:
•	you are a corporation or other exempt recipient, or
•	you provide your correct U.S. federal taxpayer identification number and certify, under penalties of perjury, that no loss of exemption from backup withholding has occurred.
     If you are a Non-U.S. Holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-U.S. status in order to establish that you are exempt.
     Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     The discussions above are for general information only. You should consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign tax and the U.S. federal estate and gift tax consequences of the ownership and disposition of our common shares.
British Virgin Islands Tax Consequences
     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares: The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.
     There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Controls
     There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Macao, where the Company’s principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material British Virgin Islands’ laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s common shares. British Virgin Islands’ law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.
     China’s laws and regulations regulate dividend distribution and repatriation by the Company’s China subsidiaries. To date these controls, with the exception of a requirement that 11% of profits to be reserved for future developments and staff welfare, have not had and are not expected to have a material impact on the Company’s financial results. To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Macao and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements.
     None of our Chinese subsidiaries had any restricted net assets at, nor restricted retained earnings for the years ended March 31, 2007 or 2008.
Foreign Currency Risk
     At March 31, 2006, 2007 and 2008, the Company had no open forward exchange contracts or option contracts.
     Cash on hand at March 31, 2008 of $22,718,000 was held in the following currencies:

Equivalent
U.S. Dollar
Holdings
United States dollars	$10,267,000
Chinese RMB	7,243,000
Hong Kong dollars	5,122,000
Macao dollars	54,000
Euro	21,000
Japanese yen	9,000
Pounds sterling	2,000
     See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk
     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $8,588,000 as at March 31, 2008 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2008 we had no long-term debt or short-term bank loans outstanding on our credit facilities.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (c) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of March 31, 2008.
     Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2008 such disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Report of Management on Internal Control over Financial Reporting
     Deswell’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. A deficiency in internal control over financial reporting exists, as defined under Standards of the Public Company Accounting Oversight Board, when the design or operation of a control does not allow management or employees, in the normal course of performing their assigns functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.
     Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway commission (“COSO”) in Internal Control Integrated Framework. Based on this assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, identified a material weakness in Deswell’s internal control over financial reporting of March 31, 2008 and concluded that the Company’s disclosure controls and procedures in this respect were not effective as of March 31, 2008.
     This material weakness relates to the design in determining the valuation in work in progress and finished goods inventories in our plastic manufacturing operations. There was a change in the valuation basis in work in progress and finished goods inventories in the fourth quarter of the fiscal year. The design of the controls in changing the process was inadequate to detect valuation errors. In order to rectify such design deficiency, we have re-designed the control procedures and at the date of reporting, we are assessing the effectiveness of this new control design to assure our financial reporting reliability and the preparation of consolidation financial statements in accordance with U.S. GAAP.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of internal control over financial reporting as of March 31, 2008 has been audited by BDO McCabe Lo Limited, an independent registered public accounting firm with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth immediately below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Deswell Industries, Inc.
     We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness regarding management’s failure to design adequate procedures in valuing absorption costing accurately has been identified and described in management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated September 17, 2008 on those financial statements.

     In our opinion, Deswell Industries, Inc. and its subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.
     We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of the management’s assessment.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008 and our report dated September 17, 2008 expressed an unqualified opinion thereon.
/s/ BDO McCabe Lo Limited
BDO McCabe Lo Limited
Hong Kong, September 17, 2008
Changes in Internal Controls
     During the period covered by this Report, and in preparation for the audit of our consolidated financial statements at and for the year ended March 31, 2008, management has taken the following actions seeking to improve our internal controls:
•	Installed and implemented a new resource planning software system in our electronic manufacturing segment since October 2007 which we expect to produce more reliable and free of inaccuracies resulting from computational or other output errors.
•	Established new end user manuals and trainings through which we have introduced and strengthened controls over financial reporting outputs.
•	Implemented a revised inventory valuation method in our plastic manufacturing operations to more accurately record the cost of work in process and finished goods inventories in the preparation of our financial statements.
     We plan to improve the inventory costing and overhead controls by implementing a new resource planning software system in our plastic manufacturing operations. We committed to the purchase of the new resource planning software (SAP) system in July 2008.
     We also plan to strengthen our information technology in our corporate office with the installation of the SAP resource planning system.
     Except as mentioned above, there were no changes in the Company’s internal controls during the period covered by this Report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”
ITEM 16B. CODE OF ETHICS
     The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2008 was BDO McCabe Lo Limited (“BDO”).
     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2007 and 2008.

	Year ended March 31,
	2007	2008
	(In thousands)
Audit fees (1)	$122	$244
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

	$122	$244

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.
Audit Committee Pre-approval Policies and Procedures
     The Audit Committee’s policy is to pre-approve all audit and permissible non-audit related services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The management will periodically report to the Audit Committee regarding the extent of services provided and the fees for the services performed by the independent auditors in accordance with this pre-approval policy. The Audit Committee may also pre-approve particular services on a case-by-case basis.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE.
     As of the date of this Report, Deswell is not availing itself of an exemption from the independence standards contained in paragraph (b)(1)(iv) of Rule 10A-3 under the Securities Exchange Act of 1934 (except paragraph (b)(1)(iv)(B) of that Rule), the general exemption contained in paragraph (c)(3) of that Rule or the last sentence of paragraph (a)(3) of that Rule.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.
     Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Report:
     All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Deswell Industries, Inc.
We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2007 and 2008, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 17, 2008 expressed an adverse opinion thereon.
/s/ BDO McCabe Lo Limited
BDO McCabe Lo Limited
Hong Kong, September 17, 2008

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$24,549	$22,718
Marketable securities (note 3)	107	116
Accounts receivable, less allowances for doubtful amounts of $1,230 and $74 at March 31, 2007 and 2008, respectively	21,063	21,397
Inventories (note 4)	29,495	26,462
Prepaid expenses and other current assets (note 5)	4,999	3,205
Income taxes receivable	130	3

Total current assets	80,343	73,901
Property, plant and equipment-net (notes 6)	60,157	65,885
Deferred income tax assets (note 10)	—	230
Goodwill (note 8)	710	391

Total assets	$141,210	$140,407

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$15,865	$12,527
Accrued payroll and employee benefits	2,746	2,769
Customer deposits	783	1,125
Other accrued liabilities (note 9)	1,506	2,100
Income taxes payable	450	629
Deferred income tax liability (note 10)	321	—

Total current liabilities	21,671	19,150

Commitments and contingencies (note 11)	—	—

Minority interests	7,884	—

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2007 - 15,038,730; March 31, 2008 - 15,790,810 (note 12)	42,393	49,923
Additional paid-in capital	7,601	7,709
Accumulated other comprehensive income	1,106	3,734
Retained earnings	60,555	59,891

Total shareholders’ equity	111,655	121,257

Total liabilities and shareholders’ equity	$141,210	$140,407

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2006	2007	2008
Net sales	$115,276	$136,779	$143,806
Cost of sales	89,850	105,506	117,373

Gross profit	25,426	31,273	26,433
Selling, general and administrative expenses	15,052	18,957	19,601
Other income (expenses), net	(823)	1,376	1,838

Operating income (note 2)	9,551	13,692	8,670
Interest expense	(6)	—	—
Non-operating income, net	447	547	521

Income before income taxes and minority interests	9,992	14,239	9,191
Income taxes (note 10)	(27)	1,239	104

Income before minority interests	10,019	13,000	9,087
Minority interests	1,240	833	228

Net income	8,779	12,167	8,859

Other comprehensive income
Foreign currency translation adjustment	436	670	2,628

Comprehensive income	$9,215	$12,837	$11,487

Net income per share (note 2)
Basic:
Net income per share	$0.59	$0.81	$0.57

Weighted average common shares outstanding (shares in thousands)	14,908	14,956	15,517

Diluted:
Net income per share	$0.59	$0.81	$0.57

Weighted average common and potential common shares (shares in thousands)	14,936	15,048	15,556

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

				Accumulated
	Common stock		Additional	other
	Shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity
Balance at March 31, 2005	14,778,730	39,068	6,970	—	58,729	104,767
Exercise of stock options	25,000	352	—	—	—	352
Issue of common stock for acquisition of additional interest in a subsidiary	120,000	1,834	—	—	—	1,834
Foreign currency translation adjustment	—	—	—	436	—	436
Net income	—	—	—	—	8,779	8,779
Dividends ($0.63 per share)	—	—	—	—	(9,400)	(9,400)

Balance at March 31, 2006	14,923,730	41,254	6,970	436	58,108	106,768
Stock-based compensation	—	—	820	—	—	820
Exercise of stock options	115,000	1,139	(189)	—	—	950
Foreign currency translation adjustment	—	—	—	670	—	670
Net income	—	—	—	—	12,167	12,167
Dividends ($0.65 per share)	—	—	—	—	(9,720)	(9,720)

Balance at March 31, 2007	15,038,730	42,393	7,601	1,106	60,555	111,655
Stock-based compensation	—	—	310	—	—	310
Exercise of stock options	120,000	1,188	(202)	—	—	986
Issue of common stock for acquisition of additional interest in a subsidiary	632,080	6,342	—	—	—	6,342
Foreign currency translation adjustment	—	—	—	2,628	—	2,628
Net income	—	—	—	—	8,859	8,859
Dividends ($0.61 per share)	—	—	—	—	(9,523)	(9,523)

Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2006	2007	2008
Cash flows from operating activities
Net income	$8,779	$12,167	$8,859
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,299	5,274	6,940
Loss (gain) on sale of property, plant and equipment	45	(643)	43
Unrealized holding (gain) loss on marketable securities	80	57	(9)
Impairment loss on goodwill	—	—	317
Stock-based compensation	—	820	310
Minority interests	1,215	833	228
Deferred tax	(294)	615	(551)
Changes in operating assets and liabilities:
Accounts receivable	6,773	(2,745)	(334)
Inventories	(709)	(7,650)	3,033
Prepaid expenses and other current assets	(274)	36	(345)
Income taxes receivable	20	(130)	127
Accounts payable	(5,563)	4,979	(3,338)
Accrued payroll and employee benefits	(605)	1,331	23
Customer deposits	(194)	109	342
Other accrued liabilities	(2,109)	488	594
Income taxes payable	(141)	266	179

Net cash provided by operating activities	12,322	15,807	16,418

Cash flows from investing activities
Purchase of property, plant and equipment	(6,940)	(7,812)	(7,288)
Acquisition of minority interest in a subsidiary	—	—	(414)
Proceeds from sale of property, plant and equipment	50	3,232	333

Net cash used in investing activities	(6,890)	(4,580)	(7,369)

Cash flows from financing activities
Dividends paid	(7,311)	(11,809)	(9,523)
Dividends paid to minority shareholders of a subsidiary	(1,229)	(582)	—
Exercise of stock options	352	950	986
Decrease in restricted cash	391	649	—
Loan to minority shareholders of subsidiaries	(170)	—	—

Net cash used in financing activities	(7,967)	(10,792)	(8,537)

Effect of exchange rate changes	(169)	(1,255)	(2,343)

Net decrease in cash and cash equivalents	(2,704)	(820)	(1,831)
Cash and cash equivalents, beginning of year	28,073	25,369	24,549

Cash and cash equivalents, end of year	$25,369	$24,549	$22,718

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$6	$—	$—
Income taxes	$387	$487	$365

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 24% (2006: 5%) shareholding in a subsidiary	$1,834	$—	$6,342
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$234	$—	$(1,314)

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
1. Organization and Basis of Financial Statements
     Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.
     The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China”). From August 2003, these activities were moved to the Macau Special Administrative Region (“Macau”) of China.
     As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2008, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $48,590.
     On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited (“Integrated”), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.
     On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.
     On August 17, 2007, the Company acquired the remaining 24% of the outstanding stock from minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 100% of the outstanding stock. The aggregate purchase consideration for the 24% of the outstanding stock of Integrated is 632,080 common shares of the Company and a cash payment of $414. The value of the purchase consideration is based on the market price of the stocks issued and the cash payment, which is lower than the fair value of net assets acquired by $1,314. The excess has been allocated a pro-rata reduction of the amounts that would have been assigned to certain acquired assets.
2. Summary of Significant Accounting Policies
     Principles of consolidation — The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.
     Goodwill — The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and other Intangible Assets”, which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.
     In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. The Company regularly conducted annual impairment evaluation.
     Cash and cash equivalents — Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.
     Marketable securities — All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.
     Inventories — Inventories are stated at the lower of cost or market value. For the year ended March 31, 2008, cost was determined on the weighted average basis, a change from the first-in, first-out basis that was used for the years ended March 31, 2007 and 2006. The change to using a cost determination basis for the year ended March 31, 2008 had no material impact on net income reported on the consolidated statement of income for that year and would have had no material effect on net income reported on the consolidated statements of income for the years ended March 31, 2006 and 2007 if the cost-determination basis had been used for those years. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Property, plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40-50 years
Plant and machinery	4-10 years
Furniture, fixtures and equipment	4-5 years
Motor vehicles	3-4 years
Leasehold improvements	the shorter of 5 years or the lease term
     Valuation of long-lived assets — The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.
     Revenue recognition — Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectibility is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.
     Comprehensive income — Other comprehensive income for the years ended March 31, 2006, 2007 and 2008 represented foreign currency translation adjustments and were included in the consolidated statement of shareholders’ equity.
     Allowance for doubtful account — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company’s customers may require additional provisions for doubtful accounts.
     Reclassification of financial statements — Other operating income/(expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figure for the year ended March 31, 2006 was reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income for the years ended March 31, 2006 and 2007.
     Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2006, 2007 and 2008, shipping and handling costs expensed to selling expenses were $658, $1,037 and $ 1,005, respectively.
     Income taxes — Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.
     The Company adopted the provisions of Financial Accounting Standard Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement NO.109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.78, 7.78 and 7.782 as of March 31, 2006, 2007 and 2008, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 8.09, 7.78 and 7.1076 as of March 31, 2006, 2007, and 2008, respectively.
     All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.
     Aggregate net foreign currency transaction (losses) gain included in other income (expenses) were ($86), $976 and $2,047 for the years ended March 31, 2006, 2007 and 2008, respectively.
     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.
     Post-retirement and post-employment benefits — The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees.
     Stock-based compensation — Prior to March 31, 2006, as permitted under SFAS No. 123 “Accounting for Stock-Based Compensation”, the Company accounted for its stock option plan following the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, no stock-based compensation expense was reflected in the Company’s income statement as all options granted had an exercise price equal to the market value on the underlying common share on the date of grant and the related number of shares granted was fixed at that point of time. And the pro forma effect on net income and net income per share assuming the compensation cost had been recognized in accordance with SFAS No.123 were disclosed.
     In December 2004, the Financial Accounting Statements Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. The statement revised SFAS No.123 by eliminating the option to account for employee stock options under APB No. 25 and requiring companies to recognize the cost of all stock-based payments to employees, including grants to employee stock options, in the income statement based on their fair values.
     Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No.123(R) using the modified prospective method. No pro forma financial information for the year ended March 31, 2006 were disclosed as the Company had not granted any options to its employees during these years.
     For the years ended March 31, 2007 and 2008, the Company accounts for its stock-based awards to employees under SFAS No. 123(R) and records stock-based compensation expenses amounted to $820 and $310 in the income statement respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the two years.
     The fair value of options granted in the years ended March 31, 2007 and 2008 were estimated using the Binomial option pricing model with the following assumptions:

	2007	2008
Risk-free interest rate — weighted average	5.22%	3.63%
Expected life of options — weighted average	10 years	10 years
Stock volatility	44.1%	41.28%
Expected dividend yield	4.75%	5.04%
The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Net income per share — Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.
Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2006	2007	2008
Net income	$8,779	$12,167	$8,859

Basic net income per share	$0.59	$0.81	$0.57

Basic weighted average common shares outstanding	14,908	14,956	15,517
Effect of dilutive securities — Options	28	92	39

Diluted weighted average common and potential common shares outstanding	14,936	15,048	15,556

Diluted net income per share	$0.59	$0.81	$0.57

     Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Recent changes in accounting standards — In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements and is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In June 2007, The Emerging Issues Task Force (“EITF”) of SASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payments Awards” (“EITF 6-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective on a prospective basis, for fiscal years beginning after December 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal year 2009. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, presentational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. The impact will depend on future acquisitions. It is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In December 2007, FASB issued SFAS No. 160 “Non-controlling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No.51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160. It is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities amendment of FASB Statement No. 133” (“SFAS 161”). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and its related interpretations; and how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15. 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on the Company’s disclosures.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not anticipate that the provisions of SFAS No. 162 will have an impact on the Company’s consolidated results of operations, financial position and cash flows.
3. Marketable Securities
The Company acquired equity securities listed in Hong Kong.

	March 31,
	2007	2008

Cost	$297	$297

Market value	$107	$116

     Unrealized gain (loss) for the years ended March 31, 2006, 2007 and 2008 were ($80), ($57) and $9, respectively.
     Net proceeds from sale of marketable securities for the year ended March 31, 2006, 2007 and 2008 were $nil, and realized gains from sale of marketable securities for the year ended March 31, 2006, 2007 and 2008 were $nil. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
4. Inventories
     Inventories by major categories are summarized as follows:

	March 31,
	2007	2008
Raw materials	$13,267	$14,855
Work in progress	10,227	6,259
Finished goods	6,001	5,348

	$29,495	$26,462

5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consist of the following:

	March 31,
	2007	2008
Value added tax receivable	$2,723	$1,396
Deposit for purchase of plant and equipment	82	286
Rental and utility deposit	139	43
Advance to suppliers	587	896
Prepayment	353	215
Others	1,115	369

	$4,999	$3,205

6. Property, Plant and Equipment
     Property, plant and equipment consists of the following:

	March 31,
	2007	2008
At cost:
Land and buildings	$30,553	$34,236
Plant and machinery	39,488	45,068
Furniture, fixtures and equipment	18,721	21,839
Motor vehicles	2,775	2,917
Leasehold improvements	5,305	6,357

Total	96,842	110,417
Less: accumulated depreciation and amortization	(37,869)	(45,488)
Construction in progress	1,184	956

Net book value	$60,157	$65,885

     Cost of land and buildings consist of the following:

	March 31,
	2007	2008
Land use right of state-owned land and buildings erected thereon (a)	$24,911	$28,580
Long term leased land and buildings erected thereon (b)	4,170	4,169
Other buildings (c)	1,472	1,487

	$30,553	$34,236

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
6. Property, Plant and Equipment — continued
(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.
(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2008, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.
(c) Other buildings represent factory premises located in China purchased by the Company with lease term of 30 years expiring 2018.
7. Credit Facilities and Pledged Assets
     The Company had maintained credit lines with various banks before and up to May 2006 representing trade acceptances, loans and overdrafts. At March 31, 2007 and 2008, there were no facilities with any bank and the Company had not utilized any credit lines.
8. Goodwill
     There were no impairment in goodwill for the years ended March 31, 2006 and 2007, respectively. During the year ended March 31, 2008, the Company evaluated and identified an impairment loss of goodwill of $317 in relation to the underlying assets of the metallic division. Details of the goodwill are as follows:

Acquisitions	March 31,
	2007	2008
Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	—	(2)
Impairment — metallic division	—	(317)

	$710	$391

9. Other Accrued Liabilities
     Other accrued liabilities consist of the following:

	March 31,
	2007	2008
Accrued expenses	$777	$1,013
Commission expenses	254	260
Others	475	827

	$1,506	$2,100

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
10. Income Taxes
     The components of income before income taxes and minority interests are as follows:

	Year ended March 31,
	2006	2007	2008
Hong Kong	$4	$(1)	$(1)
China and others	9,988	14,240	9,192

	$9,992	$14,239	$9,191

     Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 17.5% to the estimated taxable income arising in or derived from Hong Kong, if applicable.
     Enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company’s subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.
     On March 16, 2007, the National People’s Congress of the People’s Republic of China passed the new Enterprise Income Tax Law which was effective on January 1, 2008. The new law replaces the existing Income Tax Law on Enterprises with Foreign Investment and Foreign Enterprises (“FIE”), which applies to foreign enterprises, and Provision Regulations on the Enterprises in China, which applies to domestic enterprises. From January 1, 2008, the standard tax rate for all companies has been reduced from the rate of 33% to 25%. Moreover, under the new Income Tax Law, there is no reduction in the tax rate for FIEs which export 70% or more of the production value to their products (known as “Export-oriented Enterprise”) with effect from January 1, 2008.
     Jetcrown Industrial (Shenzhen) Limited (“JISL”) (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, JISL has been approved as an “Export-oriented Enterprise” by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2005. For the calendar year ended December 31, 2006 and 2007, JISL has not been approved as an “Export-oriented Enterprise” as the company has tax losses for the years. The applicable tax rate was 15%.
     Dongguan Kwan Hong Electronics Company Limited (“DKHE”) (a subsidiary of the Company) has been approved as a “High-tech Enterprise” by the local tax authority and enjoyed a lower national tax rate of 15%. DKHE has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption on national tax and a full exemption of local tax for the calendar years ended December 31, 2002, 2003 and 2004. For the calendar year ended December 31, 2005, the tax rate for DKHE was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2006, DKHE has been approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 10%. For the calendar year ended December 31, 2007, the tax rate for DKHE as “High-tech Enterprise” was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ending December 31, 2008, the tax rate for DKHE will be 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
10. Income Taxes — continued
     Jetcrown Industrial (Dongguan) Limited (“JIDL”) (a subsidiary of the Company) has revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 is 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC Tax Bureau will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.
     For the calendar year ended December 31, 2007, JIDL has been approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 12%. For the calendar year ending December 31, 2008, the tax rate for JIDL will be 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.
     Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries in proportion to the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities. From January 1, 2008, under the new Enterprise Income Tax Law, there is no tax concession in relation to the reinvestment of earnings in a foreign enterprise.
     During the years ended March 31, 2006, 2007 and 2008, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, JISL, in another Chinese subsidiary, JIDL totaling $173, $nil and $nil, respectively.
     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $92, $351 and $89 and the basic net income per share would have been lower by $0.01, $0.02 and $0.01 for the years ended March 31, 2006, 2007 and 2008 respectively, and diluted net income per share for the years ended March 31, 2006, 2007 and 2008 would have been lower by $0.01, $0.02 and $0.01, respectively.
     The Company has adopted the provisions of FIN 48 on April 1, 2007. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2008, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
     The provision for income taxes consists of the following:

	Year ended March 31,
	2006	2007	2008
Current tax
- Hong Kong	$29	$9	$—
- China	238	615	654
Deferred tax	(294)	615	(550)

	$(27)	$1,239	$104

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
10. Income Taxes — continued
     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2006	2007	2008
Provision for income taxes at statutory tax rate in China	$2,698	$3,837	$2,988
Effect of different tax rate in various jurisdictions	6	212	—
Tax holidays and concessions	99	(351)	(89)
Effect of income for which no income tax is chargeable	(2,853)	(3,007)	(3,204)
Net change in valuation allowances	—	264	(16)
Under provision of income tax in previous year	8	273	477
Others	15	11	(52)

Effective tax	$(27)	$1,239	$104

     The components of deferred income tax are as follows:

	March 31, 2008
	2007	2008
Deferred tax asset:
Net operating loss carryforwards	$264	$478

Less: Valuation allowances	(264)	(248)

	—	230

Deferred tax liability
Revenue recognized for financial reporting purpose before being recognized for tax purpose	(321)	—

Net deferred tax asset (liability)	$(321)	$230

11. Commitments and Contingencies
     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $868, $531 and $265 for the years ended March 31, 2006, 2007 and 2008, respectively.
     At March 31, 2008, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2009	$230
2010	116
2011	17

Total minimum lease payments	$363

     At March 31, 2008, the Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery totaling $432 and for purchase of plant and machinery and system upgrade project of our electronic and metallic division totaling $169 respectively, which are expected to be disbursed during the year ending March 31, 2009.
     The Company has contracted with some building contractors to construct the Company’s plastic factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $41,124. At March 31, 2008, a total of $40,784 has been paid on the project and are recorded in property, plant and equipment.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
12. Shareholders’ Equity
     On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.
13. Employee Benefits
     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was $515, $634 and $817 for the years ended March 31, 2006, 2007 and 2008, respectively.
14. Stock Option Plan
     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company approved an increased of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan.
     At March 31, 2008, options to purchase an aggregate of 4,296,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,
	2006		2007		2008
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of the year	669,000	$14.10	644,000	$14.10	1,029,000	$11.91
Granted during the year	—	—	500,000	8.26	210,000	5.71
Exercised during the year	(25,000)	14.10	(115,000)	8.26	(120,000)	8.26

Outstanding and exercisable at the end of the year	644,000	14.10	1,029,000	11.91	1,119,000	11.14

Range of exercise price per share		$14.10		$8.26 to $14.10		$5.71 to $14.10
     The weighted average fair value of options granted for the year ended March 31, 2007 and 2008 was $1.64 and $1.48 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2006, 2007 and 2008 was $32, $339 and $433, respectively. At March 31, 2008, the aggregated intrinsic value of options outstanding and exercisable was $113.
     There were nil options expired for the years ended March 31, 2006, 2007 and 2008. The weighted average remaining contractual life of the share options outstanding at March 31, 2008 was 6.98 years. At March 31, 2006, 2007 and 2008, there were 500,000, nil and 190,000 options available for future grant under the plans respectively.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
15. Operating Risk
     Concentrations of Credit Risk and Major Customers — A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2006, 2007 and 2008 are as follows:

	Percentage of net sales
	Year ended March 31,
	2006	2007	2008
Digidesign, Inc.	17.4%	13.3%	17.0%
Line 6 Manufacturing	14.5%	15.1%	14.3%
N&J Company Limited	*	*	11.8%
Inter-Tel Incorporated	*	*	10.2%
VTech Telecommunications Limited	*	12.7%	*
Peavey Electronic Corp.	*	10.4%	*
Epson Precision (H.K.) Limited	14.6%	*	*

*	Less than 10%
     Sales to the above customers relate to both injection-molded plastic parts and electronic and metallic products.
     Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2007 and 2008, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2007	2008
Largest receivable balances	57.8%	60.0%
     There were bad debt expense of $208, $5 and $60 during the years ended March 31, 2006 and 2007 and 2008 respectively. There were provision for bad debts expenses of $970, $270 and $17 during the years ended March 31, 2006, 2007 and 2008 respectively.
     Country risk - The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.
16. Fair Value of Financial Instruments
     The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.
17. Segment Information
     The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
17. Segment Information — Continued
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Year ended March 31,
	2006			2007			2008
	Net	Intersegment	Profit	Net	Intersegment	Profit	Net	Intersegment	Profit
	sales	Sales	(loss)	sales	Sales	(loss)	sales	Sales	(loss)

Segment:
Injection molded plastic parts	$49,429	$1,152	$4,521	$59,587	$150	$10,554	$58,858	$28	$7,049
Electronic products	66,563	1,926	7,282	77,970	2,969	3,551	85,494	3,940	2,412
Metallic parts	2,362	—	(1,811)	2,341	—	134	3,422	—	(270)

Segment total	$118,354	$3,078	$9,992	$139,898	$3,119	$14,239	$147,774	$3,968	$9,191

Reconciliation to consolidated totals:
Sales eliminations	(3,078)	(3,078)	—	(3,119)	(3,119)	—	(3,968)	(3,968)	—

Consolidated totals:
Net sales	$115,276	$—		$136,779	$—		$143,806	$—
							-
Income before income taxes and minority interests			$9,992			$14,239			$9,191

	Year ended March 31,
	2006		2007		2008
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$407	$—	$436	$—	$458	$—
Electronic products	64	—	91	—	49	—
Metallic parts	—	6	—	—	—	—

Consolidated total	$471	$6	$527	$—	$507	$—

	Year ended March 31,
	2006			2007			2008
			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$89,622	$6,156	$3,844	$93,633	$7,080	$4,064	$96,463	$5,050	$5,613
Electronic products	33,796	555	993	45,108	595	903	42,583	1,994	1,048
Metallic parts	6,768	230	462	2,279	137	307	1,540	244	279

Segment totals	$130,186	$6,941	$5,299	$141,020	$7,812	$5,274	$140,586	$7,288	$6,940
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(226)	—	—	(520)	—	—	(570)	—	—
Goodwill not allocated to segments	710	—	—	710	—	—	391	—	—

Consolidated totals	$130,670	$6,941	$5,299	$141,210	$7,812	$5,274	$140,407	$7,288	$6,940

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
17. Segment Information — Continued
     The Company’s sales are coordinated through the Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2006	2007	2008
Net sales
United States of America	$56,514	$57,968	$67,302
China	43,220	53,573	53,231
United Kingdom	7,335	14,379	13,055
Hong Kong	3,409	4,670	2,486
Europe	763	971	2,227
Others	4,035	5,218	5,505

Total net sales	$115,276	$136,779	$143,806

The location of the Company’s identifiable assets is as follows:

	March 31,
	2006	2007	2008
Hong Kong and Macau	$41,933	$41,749	$37,800
China	88,027	98,751	102,216

Total identifiable assets	129,960	$140,500	$140,016
Goodwill	710	710	391

Total assets	$130,670	$141,210	$140,407

ITEM 19. EXHIBITS
     The following documents are filed as exhibits herewith:

Exhibit No.	Description

1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to Deswell’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005 and August 17, 2007) (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on September 11, 2007).

4.3	Stock Purchase Agreement dated as of August 17, 2007 by and among Lee Shu Kwan (S. K. Lee), Tam Man Chi (M. C. Tam), shareholders of Integrated International Ltd., and Deswell Industries, Inc.

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 16 of this report)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO International to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.
By:	/s/ Franki S. F. Tse
Franki S. F. Tse,
Chief Executive Officer

Date: September 17, 2008